FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	X	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- March 2007	59

Quarterly results

January-March 2007

TABLE OF CONTENTS

Telefónica Group

Market Size

Financial Highlights

Consolidated Results

Financial Data

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica España

        Wireline Business

        Wireless Business

Telefónica Latinoamérica

        Brazil

        Argentina

        Chile

        Perú

        Colombia

        México

        Venezuela

        Central America

        Ecuador

        TIWS

Telefónica O2 Europe

        O2 UK

        O2 Germany

        O2 Ireland

        O2 Airwave

        Telefónica O2 Czech Republic

Other Companies

        Atento Group

ADDENDA

Key Holdings of the Telefónica Group and its Subsidiaries

Significant Events

Changes to the Perimeter and Accounting Criteria of Consolidation

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

These consolidated financial statements are presented on the basis of accounting principles generally accepted in International Financial Reporting Standards (IFRS). Certain accounting practices applied by the Group that conform with generally accepted accounting principles in IFRS may not conform with generally accepted accounting principles in other countries.

TELEFÓNICA GROUP

Market Size

(Data in thousands)

México
Internet & Data Acc.
Terra ISP: 2
Cellular Accesses
TEM México: 9,320
United Kingdom
Cellular Accesses
O2 UK: 17,751
Internet & Data Acc
O2 UK: 24
Germany
Cellular Accesses
O2 Germany: 11,184
Internet & Data Acc
O2 Germany: 31
Ireland
Cellular Accesses
O2 Ireland: 1,632
Slovakia
Cellular Accesses
TO2 R.Ch.: 387
Czech Republic
Fixed Telephony Acc.
T. O2 Czech Rep.: 2,287
Internet & Data Acc.
T. O2 Czech Rep: 560
Cellular Accesses
T. O2 Czech Rep.: 4,839
Pay TV
O2TV: 25
Venezuela
Cellular Accesses
TEM Venezuela: 9,100
Morocco
Cellular Accesses
Medi Telecom: 5,633
Central America
Fixed Telephony Accesses: 94
Internet & Data Accesses: 26
Cellular Accesses: 4,042
Colombia
Fixed Telephony Acc.
Colombia T.: 2,346
Internet & Data Acc.
Colombia T.: 94
Cellular Accesses
TEM Colombia: 7,545
Spain
Fixed Telephony Acc.
Wireline Business: 15,920
Internet & Data Acc.
Wireline Business: 4,963
Cellular Accesses
Wireless Business: 21,814
Pay TV
Imagenio: 419
Ecuador
Cellular Accesses
TEM Ecuador: 2,482
Brazil
Fixed Telephony Acc.
Telesp: 12,034
Internet & Data Acc.
Telesp: 3,535
Terra ISP: 932
Cellular Accesses
VIVO: 29,030
Peru
Fixed Telephony Acc.
T. del Perú: 2,531
Internet & Data Acc.
T. del Perú: 547
Cellular Accesses
TEM Perú: 5,663
Pay TV
Cable Mágico: 561
Uruguay
Cellular Accesses
Uruguay: 874
Chile
Fixed Telephony Acc.
T. Chile: 2,177
Internet & Data Acc.
T. Chile: 597
Cellular Accesses
TEM Chile: 5,767
Pay TV
TV Digital: 129
Argentina
Fixed Telephony Acc.
T. de Argentina: 4,628
Internet & Data Acc.
T. de Argentina: 1,023
Cellular Accesses
TEM Argentina: 11,813

TELEFÓNICA GROUP
ACCESSES
Unaudited figures (thousands)
	January - March
	2007	2006	% Chg
Final Clients Accesses	204,503.6	184,065.3	11.1
Fixed telephony accesses (1)	42,079.0	40,808.1	3.1
Internet and data accesses	12,348.1	11,200.7	10.2
Narrowband	3,642.2	4,760.3	(23.5)
Broadband (2)	8,543.5	6,263.2	36.4
Other (3)	162.3	177.1	(8.3)
Cellular accesses	148,932.2	131,316.9	13.4
Pay TV	1,144.2	739.6	54.7
Wholesale Accesses	2,034.9	1,407.0	44.6
Unbundled loops	1,102.3	556.1	98.2
Shared UL	605.2	320.3	88.9
Full UL	497.2	235.8	110.9
Wholesale ADSL (4)	643.2	784.0	(18.0)
Other (5)	289.3	67.0	n.m.
Total Accesses	206,538.4	185,472.3	11.4
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) ADSL, satelite, optical fibre, cable modem and broadband circuits.
(3) Remaining non-broadband final client circuits.
(4) Includes Unbundled Lines by T. Deutschland.
(5) Circuits for other operators.
Note: Cellular accesses, Fixed telephony accesses and Broadband accesses include MANX customers and Telefónica Telecom.

TELEFÓNICA GROUP

Financial Highlights

The most relevant factors of Telefónica Group results for the January-March 2007 period are the following:

  Once again, the best combination of growth and returns among the incumbent European operators:

    Eleven consecutive quarters registering growth in the basic earnings per share. In the first quarter it increased 6.1% to 0.260 euros per share.

    Eleven consecutive quarters with simultaneous growth in revenues (+15.1%), OIBDA (+9.6%), OI (+15.0%) and net income (+7.7%) versus the same period last year.

  Significant organic1 growth of revenues (+7.8%), OIBDA (+5.9%) and OI (+19.6%) as a result of the solid evolution of operations, ahead of peers.

  Operating Cash-Flow (OIBDA-CapEx) totaled 3,718 million euros and increased 10.8% year-on-year due to the integrated management of operations, higher scale and execution of synergies:

    OIBDA margin reached 37.1% in the first quarter.

  Increased diversification: Telefónica Spain represented 36.6% of consolidated revenues, Telefónica Latinoamérica (14 countries) 34.1% and Telefónica O2 Europe (5 countries) 25.7%.

  Successful commercial campaigns with high level of captured and loyalty of customers, surpassing total accesses the figure of 206 millions, 11.4% more than in March 2006:

    Cellular accesses registered a year-on-year growth of 13.4% to 148.9 millions.

    Retail Internet broadband accesses increased 36.4% to 8.5 millions.

    Pay TV customers reached 1.1 million (+54.7% year-on-year).

  Consolidated net income reached 1,257 million euros and grow 7.7% with respect to January-March 2006.

1   Assuming constant exchange rates and including the consolidation of O2 Group, Telefónica Telecom and Iberbanda in January-March 2007. Excluding the consolidation of Telefónica O2 Czech Republic in January-March 2007.

TELEFÓNICA GROUP

Consolidated Results

Telefónica Group organizational restructuring by Regional Business Units: Telefónica España, Telefónica Latinoamérica and Telefónica O2 Europe, in accordance with the new regional and integrated management model, defines that the companies legal structure is not relevant for the presentation of the Telefónica Group financial information. In this sense, operating results of each regional business units are presented independently of their legal structure.

In line with this new structure, Telefónica Group has incorporated in Telefónica España and Telefónica Latinoamérica regional businesses units all the information corresponding to fixed, cellular, cable and Internet businesses.

Likewise, Telefónica O2 Europe includes O2 Group results and Telefónica O2 Czech Republic results.

In the caption Other companies and Eliminations Content and Media Business includes Telefonica S.A. direct stake in the share capital of Endemol Entertainment Holding, N.V.

Telefónica Group results for the first quarter of 2007 once again showed Telefónica as the best combination of growth and returns in the European industry. The basic net profit per share amounted to 0.260 euros, 6.1% up year-on-year. This year-on-year growth rate in the basic net profit per share has been produced in a consecutive way since the period January-September 2004.

At the same time, there was also a simultaneous year-on-year growth in revenues (+15.1%), OIBDA (+9.6%), OI (+15.0%) and net profit (+7.7%) in nominal terms. Once again, since the period January-September 2004, all of these captions in the profit and loss account have grown simultaneously every quarter to date.

The constant focus on growth can be seen through the 7.8% organic1 growth in revenues during the first three months, thanks to the successful integrated management of operations, that translated in a significant growth in customers and the services usage. It is worth to highlight that the organic growth of revenues has been over 7.5% every quarter since the first quarter of 2004.

Synergies obtained, cost optimisation and already achieved geographical diversification have reinforced the generation of Operating Cash Flow (OIBDA-CapEx) up to 3,718 million euros, a 10.8% increase year-on-year.

The Telefónica Group continued, through a high commercial effort, to maintain high growth rates in terms of customers in markets where it operates, thus strengthening its competitive position. Hence, total accesses were in excess of 206.6 million by the end of March 2007, up 11.4% year-on-year. This variation is due mainly to cellular and broadband connections and extended product bundles that include voice, broadband and television. Telefónica España contributed 44.8 million to the total number of Telefónica Group accesses (+5.5%year-on-year), Telefónica Latinoamérica with 117.0 million (+14.1% year-on-year) and Telefónica O2 Europe with 39.2 million (+7.8% year-on-year).

With regards to cellular business, the Telefónica Group has focused its growth efforts on the capturing, loyalty and retaining its best customers. Hence, Telefónica Group cellular accesses stood at 148.9 million by 31st March 2007, 13.4% higher than in March 2006 due to the increased growth of Telefónica Latinoamérica where they totalled 85.6 million (+15.6% year-on-year). In Spain, the total number of customers increased a remarkable 7.6% year-on-year to stand at 21.8 million in a market that now has eight operators. In Europe, customers rose to 35.9 million, 9.4% up on cellular connections in March 2006.

Retail broadband internet connections exceeded 8.5 million by the end of March 2007, a year-on-year increase of 36.4% thanks to the success of the commercial campaigns developed by the Telefónica Group to encourage total market growth. The marketing of voice, broadband and television bundles continues to be launched successfully and is playing a significant role in the growth, retention and loyalty of customers. Hence, the number of retail internet broadband connections totalled 4.0 million in Spain (3.0 million one year ago), 4.0 million in Latin America (2.9 million twelve months ago) and 0.5 million in Europe (0.3 million in March 2006).

The number of Pay TV customers for the Telefónica Group exceeded 1.1 million, up by 54.7% in relation to March 2006, after having launched different competitive offers in the countries where already this service is provided (Spain, Czech Republic, Peru, Chile and Colombia).

Revenues for the Telefónica Group amounted to 13,747 million euros during the first three months of 2007, a year-on-year growth of 15.1%. The performance of exchange rates reduced growth rate by 2.6 percentage points in March, while changes in the perimeter of consolidation contributed with 9.8 percentage points. Eliminating both effects, the organic growth2 of revenues would stand at 7.8%, supported by the growth of Telefónica Latinoamérica and Telefónica España. Additionally, worth of notice are traffic trends and data growth rates.

Telefónica España registered in January-March a figure of 5,033 million euros (36.6% of consolidated revenues), 5.5% up on the first quarter of 2006. Revenues from Wireline Business totalled 3,050 million euros, 3.6% higher than that registered during the first three months of 2006 primarily due to greater broadband revenues (+27.0% year-on-year) and to the slight increase in access revenues (+0.2% year-on-year) following the increase in the PSTN monthly fee on 1st January (+2.0% to 13.70 euros). Telefónica España´s Wireless Business revenues reached 2,336 million euros during the first three months of 2007, 7.9% higher than those obtained during the same period of 2006 particularly due to the good performance of customer revenues (+10.0% year-on-year) because of the strong growth of the customer base, especially from contract customers, between of which is important to highlight the success of the loyalty campaigns.

Telefónica Latinoamérica revenues in January-March 2007 (34.1% of total revenues) reached 4,685 million euros, a year-on-year increase of 8.5% (+12.3%3 organic growth), supported by the growth of the broadband market and the strength of the cellular market. In terms of the cellular business, growth in revenues from Mexico (+66.2% in local currency) and Venezuela (+25.4% in local currency). Among the countries with fixed and mobile businesses, Brazil totalled revenues of 1,801 million euros (contributed with 38.4% to Telefónica Latinoamérica revenues), with an increase of 2.8% in local currency in respect to January-March 2006. In Argentina, revenues cumulative to March stood at 561 million euros, 21.0% higher than the previous year in local currency, in Perú revenues reached 370 million euros (+9.7% in local currency compared with January-March 2006) and those of Chile 423 million euros (+10.0% in local currency).

Telefónica O2 Europe achieved revenues of 3,534 million euros in January-March 2007 compared with the 2,409 million euros of the first quarter of 2006, when the assets of the O2 Group were included in February-March 2006 and those of Telefónica Deutschland and Telefónica O2 Czech Republic in January-March 2006. During the first quarter of 2006, Telefónica O2 Europe contributed to consolidated revenues with 25.7%. Revenues from O2 UK were 10.2% higher, in local currency, than those recorded for the first three months of 2006 thanks to the increased customer base and ARPU. Revenues from O2 Germany fell by 3.0% in relation to the January-March period of the previous year. Revenues for Telefónica O2 Czech Republic, registered a year-on-year increase of 2.6% in local currency during the first three months of the year due the growth of the cellular business (+4.8% in local currency) more than offsetting the slight drop in the fixed business (-0.1% year-on-year). Fixed business revenues has a slightly better performance than in previous quarters.

Cumulative operating costs for the Telefónica Group stood at 8,828 million euros at the end of the quarter, 15.5% higher than in January-March 2006 as a result of increased commercial efforts made to capture customers and ensure their loyalty and of the changes in the accounting consolidation perimeter. Among the expenses captions:

  Supplies increased by 25.3% in relation to the first quarter of 2006 (+27.6% in constant euros) to stand at 4,399 million euros. These results, in organic terms, are due to Telefónica Latinoamérica, registering higher interconnection costs in Brazil and Peru, Telefónica España, mainly the wireless business due to intense commercial activity and O2 UK.

  Personnel expenses for the first three months of the year (1,718 million euros) increased by 4.3% in relation to the same period of the previous year (+6.4% eliminating the negative effect of exchange rates) due to the 7.9% increase in the average workforce (236,771 employees). However, excluding the Atento Group staff (109,021 employees, up 13.0% year-on-year), the average workforce would have increased by 4.0% due to the incorporation of new companies to the consolidation perimeter, despite the drop workforce following the sale of TPI and the 2003-2007 Telefónica España´s Wireline Business Redundancy Program.

  External services expenses (2,307 million euros) increased by 11.1% (+14.3% in constant euros) in comparison with January-March 2006, due mainly, in organic terms, to higher commercial and network expenses in the Telefónica España fixed business and the increased commercial activity of Telesp and O2 UK.

As a result of the performance of the aforementioned revenues and expenses, the consolidated operating income before depreciation and amortization (OIBDA) totalled 5,106 million euros, 9.6% higher than in the same period of the previous year. The negative impact of exchange rates deducted 2.4 percentage points from the growth rate, while incorporations to the consolidation perimeter contributed with 6.1 percentage point to the growth. Therefore, excluding both effects, the organic growth rate 4would have stood at 5.9%. In terms of profitability, the OIBDA margin to March stood at 37.1%, 1.8 percentage points lower than that obtained in January-March 2006. In organic4 terms, the margin as a percentage of revenues amounted to 37.2% during the first three months of 2007 compared with 37.9% the previous year, reflecting the operating efficiency at Telefónica Group.

With a contribution of 47.8% to the Telefónica Group´s total consolidated OIBDA, Telefónica España recorded OIBDA of 2,439 million euros in the first quarter of the year, a year-on-year growth of 10.7%. In the Wireline business OIBDA (1,419 million euros) increased by 12.4% year-on-year compared with January-March 2006 and the OIBDA margin stood at 46.5% (46.1% in January-March 2006, excluding the provision for the Redundancy Program). The Wireless business OIBDA in January-March 2007 amounted to 1,027 million euros (+7.9% year-on-year) and the margin as a percentage of revenues stood at 44.0%, the same level than the previous year.

OIBDA for Telefónica Latinoamérica (1,713 million euros) represented 33.6% of total OIBDA for the Telefónica Group, registering a year-on-year growth of 12.1% (+20.2% in constant euros). Organic variation would reach 14.6%5, supported by the positive contribution of Mexico (22 million euros compared with the previous year´s losses) and the greater contribution of Venezuela (+39.3% year-on-year in local currency) and Argentina (+29.7% in local currency). Among the other countries, Brazil, the highest contributor to total Telefónica Latinoamérica OIBDA with 43.7%, recorded a 2.8% growth in local currency, Chile (9.6% of Telefónica Latinoamérica OIBDA) a 22.5% increase in local currency and Peru (8.4%of Telefónica Latinoamérica OIBDA) a 0.3% growth also in local currency.

Telefónica O2 Europe, contributing 18.3% to the Telefónica Group´s total OIBDA, obtained cumulative OIBDA of 933 million euros in January-March, compared with the figure of 756 million euros in 2006, which included the February-March period of the 02 Group and the January-March period of Telefónica O2 Czech Republic and Telefónica Deutschland. OIBDA for O2 UK and O2 Germany fell in comparison with the first quarter of 2006 by 4.6% and 5.6% respectively in local currency, partly due to increased commercial expenses and customer retention. The OIBDA margin for O2 UK for the first three months of 2006 stood at 24.0%, whereas that of O2 Germany amounted to 19.1%. In Telefónica O2 Czech Republic, OIBDA fell 2.1% year-on-year and the margin amounted to 46.6%, 2.3 percentage points down on that recorded for the first quarter of 2006 basically due to the start of operations in Slovakia.

Depreciation and amortization cumulative to March reached 2,396 million euros, 4.1% up on the same period of 2006 as a result of the higher depreciation and amortization of Telefónica O2 Europe. This includes the O2 Group Purchase Price Allocation (231 million euros) and Telefónica O2 Czech Republic (39 million euros), whereas in 2006, the months of February and March were included for the 02 Group and the January-March 2006 period for Telefónica O2 Czech Republic. In organic terms6, depreciation and amortization registered a 6.3% drop, basically due to the decline in Telefónica España and Telefónica Latinoamérica.

Operating income for the quarter amounted to 2,710 million euros, up 15.0% year-on-year to stand at 19.6% in organic terms6.

The results of associated companies cumulative to March totalled 35 million euros, 60.2% up on that recorded in January-March of the previous year. This improvement is basically associated with two factors: 1) Sogecable is no longer accounting by the equity method and 2) the greater positive contribution of Portugal Telecom.

Net financial results for the first quarter 2007 amounted to 768 million euros, 47.1% above those of first quarter 2006. Excluding FX results, net financial debt figures would be 751 million euros in the first quarter 2007 and 517 in the first quarter 2006. This would imply an increase of 45.1% in the adjusted net financial results in the period 2007-2006. This variation arises from two different effects. On one hand, an increase of 126 million euros as the result of a 17.2% increase in average total net debt (54,778 million euros as of 31st March 2007, including pre-retirement plan commitments). On the other hand, an increase of 107 million euros due to a lower profits in the cost associated to marked-to-market positions (64 million euros), together with the increase in the average cost of debt for the Telefónica Group due to the higher interest rates in Europe and the higher percentage of debt in Latinoamérica. The average cost calculated on average total net debt for the first quarter 2006 is 5.7% and 5.6% when excluding FX results.

The net free cash flow after CapEx generated by the Telefónica Group in the first quarter 2007 totaled 950 million euros of which 744 million euros were assigned to Telefonica share buyback program and 214 million euros to commitment cancellations derived mainly from the pre-retirements plans. Financial investments for the period amounted to 200 million euros, has caused the need to increase net financial debt in 208 million euros. In the opposite side, net debt has decreased 469 million euros because of changes in the perimeter of consolidation and other effects on financial accounts, mainly due to the differential between accrued and payments. This has been translated in a decrease of 261 million euros with respect to the net financial debt of the fiscal year 2006 (52,145 million euros), reaching the net financial debt of Telefónica Group at March 2007 in 51,884 million euros.

The tax rate recorded during the first three months of 2007 stood at 33.2%, amounting the tax provision to 656 million euros. However, the cash outflow for the Telefónica Group will be further reduced as negative tax bases are compensated for.

The results attributed to minority interests subtract 65 million euros from the net income for the Group during the first quarter of 2007, 23.2% less than in the same period of the previous year (-84 million euros in January-March 2006). This variation is mainly due to the change of stake in Telefónica Móviles (merger with Telefónica S.A. in July 2006).

As a result of all of these items, the net income for the first three months of the year amounted to 1,257 million euros, compared with the 1,167 million euros of January-March 2006 to give a year-on-year growth of 7.7%. Basic net earnings per share grew by 6.1% compared with the first quarter of the previous year to stand at 0.260 euros.

Telefónica Group CapEx during the first quarter of the year amounted to 1,388 million euros, a 6.5% increase year-on-year (+8.6% in constant euros), due to greater investments in Telefónica Latinoamérica (broadband, TV and GSM) and Telefónica O2 Europe (2G and 3G networks). 74% of total investment was devoted to growth activities, 5 percentage points up on the previous year mainly due to optimisation towards broadband and the mobile business. Nevertheless, It should be noted that there is a strong cyclical component of the investments, so that this performance cannot be extrapolated to the full year.

FINANCIAL TARGETS:

Telefónica Group confirms financial targets7 established for 2007:

  Consolidated revenues will grow between 6% and 9% in the year 2007.

  OIBDA growth for the year 2007 in the 8% to 11% range.

  OI growth for the year 2007 in the 14% to 20% range.

  2007 CapEx to stand below 7,814 million euros.

Likewise, all financial targets for 2007 are also reiterated for Telefónica España, Telefónica Latinoamérica and Telefónica O2 Europe.

1   Assuming constant exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-March 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-March 2007.

2   Assuming constant exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-March 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-March 2007.

3   Assuming constant exchange rates and including the consolidation of Telefónica Telecom in January-March 2006.

4   Assuming constant exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-March 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-March 2007.

5   Assuming constant exchange rates and including the consolidation of Telefónica Telecom in January-March 2006.

6   Assuming constant exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-March 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-March 2007.

7   Base reported numbers include eleven months of O2 (consolidated since February 2006), eight months of Telefónica Telecom (consolidated since May 2006), six months of Iberbanda (consolidated since July 2006), three months of start-up losses in Slovakia (operations started in February 2007), and exclude Endemol and Airwave results. 2007 guidance assumes constant exchange rates as of 2006 and exclude changes in consolidation. In terms of guidance calculation, OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2007. Personnel Restructuring (980 million euros in 2006 and estimated 630 million euros for 2007 for Telefónica España: Fixed Business) and Real Estate Programs are included as operating revenues/expenses. For comparison the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures.

TELEFÓNICA GROUP

Financial Data

SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - March
	2007	2006	% Chg
Revenues	13,747	11,946	15.1
Operating income before D&A (OIBDA)	5,106	4,657	9.6
Operating income (OI)	2,710	2,356	15.0
Income before taxes	1,977	1,856	6.5
Net income	1,257	1,167	7.7
Basic earnings per share	0.260	0.245	6.1
Weighted average number of ordinary shares outstanding	4,828.4	4,754.9	1.5
during the period (millions)
Note: Figures are presented considering the Purchase Price Allocation of O2 as of February 2006.
Note: For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 "Earnings per share". Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period.

TELEFÓNICA GROUP
RESULTS BY REGIONAL BUSINESS UNITS
Unaudited figures (Euros in millions)
	REVENUES			OIBDA			OPERATING INCOME
	January - March			January - March			January - March
	2007	2006	% Chg	2007	2006	% Chg	2007	2006	% Chg

Telefónica España	5,033	4,772	5.5	2,439	2,205	10.7	1,829	1,545	18.3
Telefónica Latinoamérica	4,685	4,317	8.5	1,713	1,528	12.1	872	591	47.5
Telefónica O2 Europe (1)	3,534	2,409	46.7	933	756	23.3	15	73	(80.2)
Other companies and eliminations (2)	495	447	10.6	21	169	(87.8)	(5)	146	c.s.
Total Group	13,747	11,946	15.1	5,106	4,657	9.6	2,710	2,356	15.0
Note: Figures are presented considering the Purchase Price Allocation of O2 as of February 2006.
Note: OIBDA for wireline operations in Latin America is presented after management fees.
(1) Telefónica O2 Europe includes in 2006 Telefónica O2 Czech Republic (January-December), T. Deutschland (January-December) and O2 Group (February-December)
(2) OIBDA and Operating Income exclude the variation in investment valuation allowances accounted by Telefónica, S.A.

CAPEX BY REGIONAL BUSINESS UNITS
Unaudited figures (Euros in millions)
	January - March
	2007	2006	% Chg

Telefónica España	426	422	1.0
Telefónica Latinoamérica	426	357	19.5
Telefónica O2 Europe (1)	493	406	21.6
Other companies and eliminations	42	118	(64.6)
Total Group	1,388	1,303	6.5
Note: Group CapEx in 2006 at cumulative average exchange rate.
(1) Telefónica O2 Europe includes in 2006 Telefónica O2 Czech Republic (January-December), T. Deutschland (January-December) and O2 Group (February-December)

TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March
	2007	2006	% Chg
Revenues	13,747	11,946	15.1
Internal exp capitalized in fixed assets (1)	153	146	5.1
Operating expenses	(8,828)	(7,640)	15.5
Supplies	(4,399)	(3,511)	25.3
Personnel expenses	(1,718)	(1,647)	4.3
Subcontracts	(2,307)	(2,075)	11.1
Bad Debt Provisions	(168)	(190)	(11.9)
Taxes	(237)	(216)	9.5
Other net operating income (expense)	36	60	(39.3)
Gain (loss) on sale of fixed assets	6	152	(96.4)
Impairment of goodwill and other assets	(8)	(5)	46.1
Operating income before D&A (OIBDA)	5,106	4,657	9.6
Depreciation and amortization	(2,396)	(2,301)	4.1
Operating income (OI)	2,710	2,356	15.0
Profit from associated companies	35	22	60.2
Net financial income (expense)	(768)	(522)	47.1
Income before taxes	1,977	1,856	6.5
Income taxes	(656)	(613)	6.9
Income from continuing operations	1,322	1,242	6.4
Income (Loss) from discontinued ops.	0	9	n.s.
Minority interest	(65)	(84)	(23.2)
Net income	1,257	1,167	7.7
Weighted average number of ordinary shares	4,828.4	4,754.9	1.5
outstanding during the period (millions)
Basic earnings per share	0.260	0.245	6.1
Note: "Bad debt provisions" have been reclassified from "Other net operating income (expense)" to "Operating expenses".
(1) Including work in process.
Note: For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 "Earnings per share". Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period.

TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEET
Unaudited figures (Euros in millions)
	January - March
	2007	2006	% Chg
Non-current assets	88,150	87,249	1.0
Intangible assets	19,540	21,810	(10.4)
Goodwill	21,488	17,914	19.9
Property, plant and equipment and Investment property	32,306	33,245	(2.8)
Long-term financial assets and other non-current assets	6,455	5,723	12.8
Deferred tax assets	8,361	8,557	(2.3)
Current assets	18,915	18,042	4.8
Inventories	1,065	1,154	(7.7)
Trade and other receivables	9,762	9,244	5.6
Current tax receivable	1,303	1,288	1.1
Short-term financial investments	1,593	1,877	(15.1)
Cash and cash equivalents	3,354	4,468	(24.9)
Non-current assets classified as held for sale	1,838	11	n.m.
Total Assets = Total Equity and Liabilities	107,065	105,291	1.7
Equity	20,591	15,714	31.0
Equity attributable to equity holders of the parent	17,744	11,932	48.7
Minority interest	2,848	3,782	(24.7)
Non-current liabilities	62,101	54,053	14.9
Long-term financial debt	50,492	41,665	21.2
Deferred tax liabilities	4,363	4,868	(10.4)
Long-term provisions	6,270	6,466	(3.0)
Other long-term liabilities	976	1,054	(7.4)
Current liabilities	24,373	35,523	(31.4)
Short-term financial debt	7,805	19,507	(60.0)
Trade and other payables	8,313	8,792	(5.4)
Current tax payable	2,531	2,007	26.1
Short-term provisions and other liabilities	5,176	5,218	(0.8)
Liabilities associate with non-current assets classified "held for sale"	548	0	n.m.
Financial Data
Net Financial Debt (1)	51,884	53,510	(3.0)
Note: Figures are presented considering the Purchase Price Allocation of O2 as of February 2006.
(1) Net Financial Debt = Long term financial debt + Other long term liabilities + Short term financial debt - Short term financial investments - Cash and cash equivalents - Long term financial assets and other non-current assets.

TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)
		January - March

		2007	2006	% Chg

I	Cash flows from operations	4,176	4,113	1.5
II	Net interest payment (1)	(1,054)	(645)
III	Payment for income tax	(439)	(303)
A=I+II+III	Net cash provided by operating activities	2,684	3,165	(15.2)
B	Payment for investment in fixed and intangible assets	(1,942)	(1,558)
C=A+B	Net free cash flow after CAPEX	742	1,608	(53.9)
D	Net Cash received from sale of Real Estate	10	12
E	Net payment for financial investment	(211)	(22,868)
F	Net payment for dividends and treasury stock (2)	(749)	(1,131)
G=C+D+E+F	Free cash flow after dividends	(208)	(22,379)
H	Effects of exchange rate changes on net financial debt	(136)	(527)
I	Effects on net financial debt of changes in consolid. and others	(333)	1,590
J	Net financial debt at beginning of period	52,145	30,067
K=J-G+H+I	Net financial debt at end of period	51,884	53,510
(1) Including cash received from dividends paid by subsidiaries that are not under full consolidation method.
(2) Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method and treasury stock.

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)
	January - March
	2007	2006	% Chg
OIBDA	5,106	4,657	9.6
- CapEx accrued during the period	(1,388)	(1,303)
- Payments related to commitments	(214)	(243)
- Net interest payment	(1,054)	(645)
- Payment for income tax	(439)	(303)
- Results from the sale of fixed assets	(6)	(152)
- Invest. in working cap. and other deferred income and exp	(1,265)	(405)
= Net Free Cash Flow after CapEx	742	1,608	(53.9)
+ Net Cash received from sale of Real Estate	10	12
- Net payment for financial investment	(211)	(22,868)
- Net payment for dividends and treasury stock	(749)	(1,131)
= Free Cash Flow after dividends	(208)	(22,379)	(99.1)

Note: The concept expected "Free Cash Flow" was introduced to reflect the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.
The differences with the caption "Net Free Cash Flow after CapEx" included in the table presented above, are related to "Free Cash Flow" being calculated before payments related to commitments (workforce reductions and guarantees) and after dividend payments to minoritaries, due to cash recirculation within the Group.
	Jan-Mar 2007	Jan-Mar 2006
Net Free Cash Flow after CapEx	742	1,608
+ Payments related to cancellation of commitments	214	211
- Ordinary dividends payment to minoritaries	(5)	(5)
= Free Cash Flow	950	1,814

NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)
		March 2007
	Long-term debt	50,803
	Short term debt including current maturities	7,805
	Cash and Banks	(3,354)
	Short and Long-term financial investments (1)	(3,370)
A	Net Financial Debt	51,884
	Guarantees to IPSE 2000	365
B	Commitments related to guarantees	365
	Gross commitments related to workforce reduction (2)	5,198
	Value of associated Long-term assets (3)	(735)
	Taxes receivable (4)	(1,625)
C	Net commitments related to workforce reduction	2,838
A + B + C	Total Debt + Commitments	55,087
	Net Financial Debt / OIBDA (5)	2.54x
	Total Debt + Commitments/ OIBDA (5)	2.70x
(1) Short term investments and certain investments in financial assets with a maturity profile longer than one year, whose amount is included in the caption "Investment" of the Balance Sheet.
(2) Mainly in Spain. This amount is detailed in the caption "Provisions for Contingencies and Expenses" of the Balance Sheet, and is the result of adding the following items: "Provision for Pre-retirement, Social Security Expenses and Voluntary Severance", "Group Insurance", "Technical Reserves", and "Provisions for Pension Funds of Other Companies".
(3) Amount included in the caption "Investment" of the Balance Sheet, section "Other Loans". Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(4) Net present value of tax benefits arising from the future payments related to workforce reduction commitments.
(5) Calculation based on 12 months accumulated OIBDA, including Telefónica O2 Czech Republic, O2 and Telefónica Telecom.

TELEFÓNICA GROUP
EXCHANGES RATES APPLIED
	P&L and CapEx (1)			Balance Sheet (2)
	Jan - Mar 2007	Jan - Mar 2006	% Var	March 2007	March 2006
USA (US Dollar/Euro)	1.311	1.202		1.332	1.210
United Kingdom (Sterling/Euro)	0.671	0.686		0.680	0.696
Argentina (Argentinean Peso/Euro)	4.057	3.685		4.129	3.730
Brazil (Brazilian Real/Euro)	2.763	2.637		2.731	2.629
Czech Republic (Czech Crown/Euro)	28.028	28.600		28.000	28.595
Chile (Chilean Peso/Euro)	708.215	632.911		717.875	636.943
Colombia (Colombian Peso/Euro)	2,915.452	2,724.796		2,873.563	2,770.083
El Salvador (Colon/Euro)	11.468	10.520		11.653	10.591
Guatemala (Quetzal/Euro)	10.074	9.169		10.245	9.217
Mexico (Mexican Peso/Euro)	14.433	12.727		14.758	13.255
Nicaragua (Cordoba/Euro)	23.735	20.740		24.263	21.004
Peru (Peruvian Nuevo Sol/Euro)	4.180	4.018		4.240	4.069
Uruguay (Uruguayan Peso/Euro)	31.899	29.124		32.097	29.292
Venezuela (Bolivar/Euro)	2,816.901	2,583.979		2,865.330	2,604.167
(1) These exchange rates are used to convert the P&L and CapEx accounts of the Group foreign subsidiaries from local currency to euros.
(2) Exchange rates as of 31/03/07 y 31/03/06.

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica España

Results for Telefónica España Group, corresponding to the first quarter of 2007, have shown good growth trend driven by strong commercial activity in all areas of business

In the first months of 2007 Telefónica España consolidated its competitive position in the market, the wireless business as well as the wireline business, reaching a total number of 44.8 million accesses, 5.5% more than in March 2006.

Revenues have grown by 5.5% in the first quarter of the year, standing at 5,033 million euros, and OIBDA by 10.7% to reach 2,439 million euros, with the margin standing at 48.5%

Telefónica España Group´s CapEx rose to 426 million euros, which translates as an operating cash flow (OIBDA-CapEx) of 2,013 million euros for the quarter.

With regards to Telefónica España Wireline Business the following are particularly noteworthy:

  The strong revenue growth during the first quarter of the year, (+3.6%), due to the steady increase in Broadband revenues and improved performance of Access and Voice revenues.

  The maintaining of Telefónica´s leading position in the Broadband Internet Access market, with an estimated market share of 56%, presenting the market a 30.1% year-on-year growth.

  The growing participation of Imagenio in the pay TV market, with an estimated share of net adds close to 44% in the quarter, and reaching 418,618 pay TV clients at March end.

  The deceleration in the loss of fixed telephony lines, with lines falling 1.2%. year-on-year, that positively stands out within the European context.

  The rise in the total number of accesses, 3.5% year-on-year, reaching 22.9 million.

With regards to Telefónica España Wireless Business the following are particularly noteworthy:

  Sound growth in service revenues (+7.0% vs. first quarter of 2006).

  The maintaining of the commercial drive, with high activity level resulting in a net gain of 367.715 subscribers, primarily focusing on contract customers.

  The churn contention, with an improvement in the contract segment of 0.2 percentage points vs. previous year, which stands at 1.1% as a result of an increasing focus on customer loyalty.

  The positive year-on-year growth trend in total client base, 7.6% as opposed to 6.3% registered in the first quarter of 2006, exceeding 21.8 million clients, highlighting the good performance of the contract segment (+13.4%).

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica España

WIRELINE BUSINESS

Revenues grew 3.6% during the first quarter of 2007 to stand at 3,050 million euros.

  Traditional access revenues, which reached a figure of 697 million euros, have grown 0.2%, breaking the falling trend of the previous year (-2.1% in 2006), due to the 0.27 euros rise of PSTN line monthly fee effective as of January 1st 2007, to stand at 13.70 euros.

The fixed telephony market in Spain has experienced an estimated growth of 2.2% from March 2006 to March 2007 , maintaining the acceleration experienced in previous quarters, which represents a distinguishing aspect in relation to the main European markets. Telefónica España´s fixed telephony accesses experienced a quarterly net reduction of 29,595 lines, supported by the positive results of the free subscription fee campaign. Fixed telephony accesses stood at 15,920,272 by the end of the first quarter of 2007 after falling 1.2% vs. same time of year 2006; such decrease positively stands out within the European context.

Estimated fixed telephony market share for Telefónica España stood at 82%, maintaining a similar downward trend to that of the previous year.

  Traditional voice service revenues and in particular outgoing voice traffic revenues, with drops of 4.5% and 5.9% respectively, have considerably slowed down the decreasing trend during the first quarter due to various reasons: The good performance of international traffic, whose revenues grew 13.5%; the slow down in the decrease of revenues from Intelligent Network; and the 3.7% rise last March 1st, 2007, of national traffic tariffs not associated with flat rates.

Slowdown in the decrease of traffic revenues shows the improved development of traffic minutes in the Spanish market, with an estimated growth of 0.4% in the first quarter of the year vs. first quarter 2006. The high growth of Telefónica España Wireline Business´ traffic, both international traffic at +14.0%, and domestic long distance (interprovincial) at +10.3%, the latter being strongly driven by the flat rates associated with the Dúo and Trío bundles, are particularly noteworthy.

The wireline traffic market share of Telefónica España is estimated at 65% for the quarter.

Furthermore, the total number of pre-selected lines at the end of March 2007 totalled 1,876,988, representing a reduction of 29,531 lines in the first quarter.

Internet and Broadband service revenues rose to 675 million euros in the first quarter of the year, a growth of 22.3% in relation to the same period the previous year.

According to our estimates, the fixed Broadband Internet access market in Spain reached 7.1 million connections by the end of March, registering net adds of close to 0.4 million connections during the quarter (0.5 million in the first quarter of 2006).

Telefónica´s retail Internet Broadband net additions amounted to 250,094 accesses in the first quarter, to reach 3,992.746 total accesses by the end of March, 31.2% up year-on-year. Telefónica maintained its leading position in the Broadband market with an estimated market share of 56%.

It is important to highlight that close to 75% of Telefónica España´s retail Broadband accesses have Internet connectivity service within some kind of double or triple-play bundle.

Unbundled loops growth maintained its high level of dynamism of the previous year during the first quarter of 2007. Quarterly net additions were 132,211 loops, of which 66% corresponded to migrations from Telefónica España´s wholesale ADSL service. The total number of unbundled loops reached 1,071.217 units by March with a growing share in the Broadband market, estimated at 15%. Of the total number of unbundled loops, 56.5% are shared access loops, a percentage that has remained fairly stable over previous quarters.

The wholesale ADSL service continues to be affected by migrations to unbundled loops. Thus, in the first quarter of the year a loss of 24,678 connections was registered, leaving a total of 561,740 accesses by March end, 20.5% lower vs. same month of 2006.

Telefónica´s pay TV clients totalled 418,618 by the end of March, 67.3% more than at the end of March 2006, with the estimated pay TV market share growing to the 11% level. Net adds during the first quarter were 35,591 clients, which according to the Company´s estimates represented a 44% share of market net adds.

The total number of Dúos and Tríos bundles -driving the growth of Internet Broadband connections, voice flat rates and Imagenio- stood at 3,063,935 units by the end of March 2007, having grown 11.5% during the first quarter of 2007.

  Data and IT service revenues reached, 375 million euros overall, with retail data services showing an acceleration in revenue growth.

Operating expenses for Telefónica España Wireline Business reached 1,671 million euros in the first quarter of the year, a year-on-year reduction of 3.1% due to lower workforce restructuring provision during the quarter, null in comparison to the 95 million euros registered in the first quarter of 2006. Excluding this effect, operating expenses would have grown 2.5%. The growth of expenses in the first quarter is mainly due to growth of supplies expenses, mainly equipment purchases for resale and contents for Imagenio, as well as the growth of external services. Personnel costs, excluding the impacts of the redundancy provisions and the actuarial review of 2006/2007, showed a drop of 0.3%.

The impact of lower workforce restructuring provision during the first quarter of 2007 was also reflected in OIBDA, which rose to 1,419 million euros, a growth of 12.4%.

Excluding specific effects, such as those arising from the Redundancy Programme, Real Estate Programme and subsidies among others, OIBDA growth would have stood at 4.7%.

The OIBDA margin in the first quarter of 2007 reached 46.5%, 3.7 percentage points above that registered during the same period the previous year. Excluding the impact of the Redundancy Programme and the actuarial review in both years, the margin would have seen an improvement of 0.4 percentage points to total 46.5%.

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica España

WIRELESS BUSINESS

During the first quarter of the year, the Spanish wireless market presented an environment of increased competitiveness, with 8 operators in the market and the total number of lines surpassing 48 million by March 2007, with an estimated penetration of over 106% (+7 percentage points vs. the first quarter in 2006).

Nevertheless, Telefónica España´s wireless business net adds during the first quarter of 2007 reached 367,715 clients, a similar figure to the first quarter of 2006 (386,824), pushed by the contract segment, which posted net additions of 386,973.

Thus, in the first quarter of the year, the commercial activity has remained in line with the same quarter of the previous year, reaching virtually 3 million commercial actions that helped to end with a customer base in excess of 21.8 million clients (+7.6% vs. the first quarter 2006). It is worth mentioning the good performance of Telefónica España´s wireless business contract segment, which showed an annual growth of 13.4%, representing more than 57% of the total base, 3 percentage points up on the previous year.

Also worth highlighting are the positive results reached in portability, a positive balance of 3,614 lines during the first quarter of 2007, driven by the excellent performance in the contract segment, with net adds of 78,067 lines in the first quarter, more than doubling the one achieved in the first quarter of 2006, and reflecting, once again, the company´s focus on high value customers.

Churn also played a key role in the solid commercial results of Telefónica España´s wireless business. This metric stood at 1.8% during the first quarter of the year, slightly down in relation to the same period of 2006 (-0.1 percentage points). It is worth noting the drop in contract churn in this quarter in comparison to the first quarter of 2006, which reached 1.1% (-0.2 percentage points). Handset upgrades (+7.4% vs. first quarter of 2006) contributed once more, towards the good churn performance.

In terms of usage, the minutes carried by the company network during the first quarter of the year grew by 13% in relation to the same period of 2006, surpassing 15,400 million minutes. On-net traffic recorded a 16% growth during the first quarter of 2007 compared with the same period of the previous year, due to the promotion of "Free Weekends in 2007", part of the Christmas campaign. Hence, the MoU in the first quarter of 2007 amounted to 160 minutes (+4.3% in relation to the same period in 2006).

Voice ARPU reached 27.0 euros during the first quarter, a reduction of 1.4% in relation to the same period in 2006, affected by the cut in interconnection tariffs in October 2006, and to a lesser extent by the impact of the Christmas promotion, valid until the start of April, which is reflected in the slight fall of outgoing voice ARPU in the first quarter of 2007 (- 0.4%) in relation to the first quarter of 2006.

Data ARPU recorded a growth of 5.8% in relation to the same period in 2006, reaching 4.6 euros. This performance was driven by a growth in connectivity revenues (+71%) and content data revenues (+19%). It is worth noting that the company has already commercialized close to 1.5 million 3G devices and has over 125,000 clients subscribed to semi-flat rate data bundles such as the 1Gb, 5Gb and 30 Mb, which contributed towards the good performance of data ARPU. Interpersonal communication only represented 54% of data ARPU, corresponding the remaining to connectivity and content services.

Hence, total outgoing ARPU in the first quarter rose 0.6% to reach a total ARPU of 31.7 euros, a slight fall of 0.5% in relation to the first quarter of 2006.

With respect to the financial results:

  Revenues rose 7.9% during the first quarter of 2007, reaching 2,336 million euros, driven by the good performance of customer revenues. It is worth noting that since the 1st of January 2007 there has been a change in the way of accounting pre-pay sales and top-up commissions which change from being registered as minor revenues to being added to costs and the registering of revenues/costs of portability transit routing which are now registered for the net amounts. The net effect of this change is neutral at OIBDA level, though the operating revenues would have grown 7.7% excluding the impact of the mentioned changes. Aspects worth mentioning by type of revenue are:

    Handset sales revenues rose to 304 million euros during the first quarter of 2007, a growth of 14.3% in relation to the same period the previous year.

    Service revenues grew by 7.0% reaching 2,032 million euros. Excluding the impact of the accounting changes mentioned above, growth of service revenues would have stood at 6.7%. This good performance of service revenues was driven by the progress of customer revenues, which reached 1,637 million euros, a growth of 10.0% in relation to the previous year, as a result of a strong year-on-year customer base growth (+7.6%), particularly in the contract segment (+13.4%), and increased data usage. Excluding the impact of the accounting changes already mentioned, customer revenues would have grown by 8.4%.

    Interconnection revenues declined 3.2%. If the impact for the accounting change is excluded, the interconnection revenues would have grown by 1.5%, due to a lower cut in the interconnection rates in the fourth quarter of 2006 in comparison to previous years.

    Roaming revenues fell 20.4%, due to reduced roaming wholesale prices.

  Operating costs reached 1,328 million euros in the first quarter of 2007, a growth of 7.7% in relation to the first quarter of 2006, driven by increased commercial activity related to handsets (+5.0%) and higher network management, marketing and advertising costs.

  OIBDA for the first quarter of 2007 rose to 1,027 million euros, a growth of 7.9% in relation to the first quarter the previous year, due to the strong revenue performance. Therefore, the OIBDA margin stood at 44.0%.

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (thousands)
	2006				2007
	March	June	September	December	March	% Chg
Final Clients Accesses	41,178.5	41,476.8	41,951.0	42,620.8	43,115.8	4.7
Fixed telephony accesses (1)	16,108.5	16,019.7	15,978.1	15,949.9	15,920.3	(1.2)
Internet and data accesses	4,542.9	4,534.6	4,648.8	4,842.0	4,963.2	9.3
Narrowband	1,437.4	1,254.0	1,177.7	1,040.5	916.0	(36.3)
Broadband (2)	3,042.7	3,220.1	3,411.3	3,742.7	3,992.7	31.2
Other (3)	62.8	60.4	59.8	58.8	54.4	(13.3)
Cellular accesses	20,276.8	20,655.0	21,019.7	21,446.0	21,813.7	7.6
Prepaid	9,231.9	9,261.2	9,290.7	9,303.0	9,283.8	0.6
Contract	11,044.9	11,393.8	11,729.0	12,142.9	12,529.9	13.4
Pay TV	250.3	267.5	304.4	383.0	418.6	67.3
Wholesale Accesses	1,260.4	1,369.3	1,406.5	1,531.8	1,640.8	30.2
Unbundled loops	546.7	678.3	774.8	939.0	1,071.2	95.9
Shared UL	320.3	386.0	438.5	527.7	605.2	88.9
Full UL	226.4	292.3	336.3	411.3	466.0	105.9
Wholesale ADSL	706.4	684.4	625.2	586.4	561.7	(20.5)
Other (4)	7.3	6.6	6.5	6.4	7.8	7.1
Total Accesses	42,438.9	42,846.0	43,357.5	44,152.6	44,756.6	5.5
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) ADSL, satelite, optical fibre, cable modem and broadband circuits.
(3) Leased lines.
(4) Wholesale circuits.

TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March
	2007	2006	% Chg
Revenues	5,033	4,772	5.5
Internal exp capitalized in fixed assets (1)	51	52	(2.5)
Operating expenses	(2,652)	(2,627)	0.9
Other net operating income (expense)	15	3	n.m.
Gain (loss) on sale of fixed assets	(1)	8	c.s.
Impairment of goodwill and other assets	(8)	(3)	148.8
Operating income before D&A (OIBDA)	2,439	2,205	10.7
Depreciation and amortization	(611)	(659)	(7.3)
Operating income (OI)	1,829	1,545	18.3
Note: "Bad debt provisions" have been reclassified from "Other net operating income (expense)" to "Operating expenses".
(1) Including work in process.

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - March
	2007	2006	% Chg
Revenues	3,050	2,944	3.6
OIBDA	1,419	1,263	12.4
OIBDA margin	46.5%	42.9%	3.7 p.p.
CapEx	292	315	(7.2)

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)
	January - March
	2007	2006	% Chg
Traditional Access (1)	696.8	695.6	0.2
Traditional Voice Services	1,192.9	1,248.9	(4.5)
Domestic Traffic (2)	736.6	782.7	(5.9)
Interconnection (3)	227.2	231.6	(1.9)
Handsets sales and others (4)	229.2	234.7	(2.3)
Internet Broadband Services	675.1	551.9	22.3
Narrowband	29.3	43.5	(32.6)
Broadband	645.8	508.3	27.0
Retail (5)	562.6	420.3	33.9
Wholesale (6)	83.2	88.0	(5.5)
Data Services	281.6	267.0	5.5
IT Services	93.9	77.8	20.7
Note: Telefónica de España parent company's operating revenues includes Terra España's revenues as of the first quarter 2006.
(1) Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges.
(2) Local and domestic long distance (provincial and interprovincial) traffic, Intelligent Network Services, Special Valued Services, Information Services (118xy), bonusses and others.
(3) Includes revenues from fixed to fixed incoming traffic, fixed to mobile incoming traffic, and transit and carrier traffic.
(4) Managed Voice Services and other businesses revenues.
(5) Retail ADSL services and other Internet Services.
(6) Includes Megabase, Megavía, GigADSL, and local loop unbundling.

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - March
	2007	2006	% Chg
Revenues	2,336	2,166	7.9
OIBDA	1,027	952	7.9
OIBDA margin	44.0%	43.9%	0.0 p.p.
CapEx	135	108	25.4

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)
	January - March
	2007	2006	% Chg
Service Revenues	2,032	1,900	7.0
Customer Revenues	1,637	1,489	10.0
Interconnection	346	357	(3.2)
Roaming - In	38	48	(20.4)
Other	11	6	83.6
Handset	304	266	14.3

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures
	2006				2007

	March	June	September	December	March	% Chg

Cellular customer (thousands)	20,276.8	20,655.0	21,019.7	21,446.0	21,813.7	7.6
Prepaid	9,231.9	9,261.2	9,290.7	9,303.0	9,283.8	0.6
Contract	11,044.9	11,393.8	11,729.0	12,142.9	12,529.9	13.4
	1Q	2Q	3Q	4Q	1Q	% Chg
MOU (minutes)	153	156	158	157	160	4.3
Prepaid	66	64	71	66	74	12.7
Contract	227	231	228	228	224	(1.4)
ARPU (EUR)	31.8	33.0	33.9	33.0	31.7	(0.5)
Prepaid	15.7	16.4	17.6	15.9	14.9	(4.9)
Contract	45.5	46.6	46.9	45.7	44.3	(2.7)
Data ARPU	4.4	4.2	4.6	5.0	4.6	5.8
%non-P2PSMS over data revenues	43.6%	42.5%	43.9%	45.3%	48.1%	4.5 p.p.
Note: MOU and ARPU calculated as monthly quarterly average.

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Latinoamérica

In accordance with the Group´s new structure, Telefónica Latinoamérica´s results include Telefónica Group´s fixed line and cellular operators´ results in the Latin American region. Furthermore, figures for the Telefónica Latinoamérica Group also include the results of Telefónica Telecom, from the 1st of May 2006.

On a yearly basis, the currencies of all the countries in which Telefónica Latinoamérica operates have suffered a depreciation in relation to the euro, which has had a negative impact of 8.1 percentage points on both revenue and OIBDA growth.

Telefónica Latinoamérica reached revenues of 4,685 million euros during the first quarter of 2007, 8.5% up on the same quarter of 2006 in current euros. In constant euros, revenue growth has increased 16.6%, of which Telefónica Telecom contributed 4.3 percentage points. Of the countries contributing most towards growth in constant currency, with the exception of Colombia due to change in the perimeter of consolidation, Mexico is particularly noteworthy with 3.3 percentage points, followed by Venezuela (+2.7 percentage points) and Argentina (+2.5 percentage points). On the other hand, in absolute terms, Brazil continues to be Telefónica Latinoamérica´s greatest contributor with 38.4%, followed by Argentina (12.0%) and Venezuela (11.1%).

Operating income before depreciation and amortization (OIBDA) stands at 1,713 million euros, recording a growth of 12.1% in current euros. Telefónica Latinoamérica´s OIBDA growth rose to 20.2% in constant euros, with a contribution of 5.6 percentage points from Telefónica Telecom. With regards to other countries (excluding Colombia due to change in the perimeter of consolidation), the main contributor to OIBDA growth was Venezuela with 4.9 percentage points, followed by Argentina (+3.6 percentage points) and Mexico (+3.3 percentage points), the latter driven by the positive contribution of the operations in the Aztec country, in comparison to the operational losses recorded in the first quarter of 2006. In absolute terms, Brazil is Telefónica Latinoamérica´s greatest OIBDA contributor with 43.7%, followed by Venezuela (14.1%) and Argentina (12.7%).

CapEx for the Telefónica Latinoamérica Group stood at 426 million euros by the end of March, a year-on-year growth of 19.5%, allocated mainly for the expansion of broadband, television and the development of GSM networks. By the end of March, Telefónica Latinoamérica had reached an operating cash flow (OIBDA-CapEx) of 1,287 million euros, a growth of 9.9% in current euros.

At the close of the first quarter of 2007, the Telefónica Latinoamérica Group managed 117.0 million accesses, 14.1% up on 2006, thanks to the increase in cellular clients, a year-on-year growth of 15.6%, exceeding 85.6 million, due mainly to the high growth rates registered in practically all countries, particularly Argentina (+32.5% year-on-year), Mexico (+42.1%) and Venezuela (+36.2%). Also contributing positively to the total growth in Latin American accesses, was the incorporation of Telefónica Telecom, which contributed 2.3 million fixed telephony accesses and 94,300 retail broadband Internet connections. Fixed telephony accesses reached 23.8 million, 9.1% more than in March 2006, driven by the previously highlighted incorporation of Telefónica Telecom, and by the growth of fixed telephony accesses in Peru (+6.0% year-on-year). The Group´s retail Internet broadband accesses continued their strong growth trend exceeding 4.0 million accesses, a growth of 38.1% year-on-year, thanks to commercial efforts carried out by all operators. With regards to pay TV, Telefónica Latinoamérica manages more than 700,000 clients with operations in Peru, Chile and Colombia.

BRAZIL

Telefónica Latinoamérica registered revenues of 1,801 million euros in Brazil, a growth in local currency of 2.8% in comparison to the same period of the previous year, meanwhile operating income before depreciation and amortisation (OIBDA) rose to 749 million euros, showing a year-on-year growth in local currency of 2.8%, thanks to the significant improvement in Vivo´s results. CapEx recorded in the first quarter of the year rose to 170 million euros, 23.9% up in local currency, with respect to the same period of the previous year, driven by greater investment carried out by Telesp.

From an operating point of view, Telefónica Latinoamérica managed 44.6 million accesses in Brazil by the end of March, 2.5% down on March 2006, as a consequence of the adjustment of Vivo´s customer base made in the second quarter of 2006, as well as the downturn in Telesp´s fixed telephony accesses.

TELESP

At the end of March Telesp managed 15.6 million accesses, 0.3% less than in March 2006, due to a reduction in the number of fixed line accesses, affected by the strong growth in the cellular business registered in the country. Fixed line accesses stood at 12.0 million (-2.7% year-on-year) of which approximately 19% were pre-pay lines or lines with consumption limits.

In 2007 broadband market recorded a strong growth, above 45%, compared to the first quarter of 2006. Telesp kept 54% of this growth, increasing its Internet retail broadband accesses, to achieve 1.7 million accesses (+29.3% year-over-year). With the aim of reinforcing our competitive position and increasing our product portfolio, at the end of 2006 a commercial agreement with TVA was signed to make bundled offers of ADSL+TV. These offers have contributed with more than ten thousand new Speedy customers in the first quarter of the year. In the same way, a commercial alliance was established with DTHi, digital satellite TV services operator, to make bundled offers of ADSL+TV. These offers have contributed with more than 17,000 broadband customers in the first three months of the year. After having received a DTH licence from Anatel, the company expects to launch a Digital TV offer by Telefónica in the following months.

Telesp´s total voice traffic amounted to 16,829 million minutes, a year-on-year decline of 6.1%, due mainly to the drop in local traffic (-9.5% year-on-year), on a lower plant in service and lower usage per line. The operator is offsetting this behaviour with a higher sale of traffic bundles, which reduce the negative effect of the tariff readjustment of July 2006 and the contraction of the market due to the cellular telephony expansion. Long distance traffic also dropped (-5.4% year-on-year) , mainly inter-state, as a consequence of the market contraction (-16.1% year-on-year) and in spite of the growth in market share.

From a regulatory point of view, it is worth highlighting that from the 1st of January the fixed network interconnection tariff was reduced by 20%, in line with the guidelines of the concession contract, effective since January 2006, and on the 13th of February resolution 458, which establishes timescales for call termination charges (TU-RL), came into effect setting a reduction of 30% during the off-peak time period. On the other hand, Telesp received a license to operate satellite television services (DTH) from ANATEL in the middle of March. It is also worth noting that the migration process of invoicing by minutes instead of pulses started in themiddle of March and is expected to be completed by the end of July.

Telesp´s revenues reached 1,359 million euros during the first quarter of 2007, a decrease of 0.3% in local currency in relation to the first quarter of 2006. This slight deterioration in revenue levels was due to the drop in traditional business revenues (-1.5% in local currency), influenced by the negative readjustment of tariffs in July 2006 (-0.38% in local tariffs and -2.73% in long distance tariffs), the loss in basic telephony billable lines, and the 20% reduction in local interconnection tariffs in January. On the other hand, the increase in Broadband revenues (+15.2% in local currency) contributed positively, driven by accesses growth, that allowed for a 12.2% year-on-year Internet revenue increase (narrowband + broadband), and raised it´s weight in the company´s total revenues from 8.2% in the first quarter of 2006, to 9.2% in the same period in 2007.

Operating expenses showed year-on-year growth of 4.1% in local currency, mainly due to the higher cost of external services (+8.3% in local currency, due to a higher commercial activity). On top of that, the company, that has implemented a process of migrating billing systems, has recorded an increase in the provision for bad debtors (+45.1% in local currency), resulting in a provision for bad debts of 3.3% over revenues. Personnel costs (-6.3% in local currency) showed the benefits of workforce restructuring programmes carried out in March 2006 and February 2007. Supply costs rose 1.4% in local currency, in spite of the 20% reduction in local interconnection tariffs, due mainly to increased SMP traffic.

Telesp´s operating income before depreciation and amortization (OIBDA) rose to 601 million euros in the first quarter, 0.3% higher than that registered in the same period the previous year in local currency, helped by the sale of assets. OIBDA margin stood at 44.2%, 0.2 percentage points higher than the same period in 2006.

Cumulative CapEx in March rose to 127 million euros, 48.8% up on that registered during the same period in 2006 in local currency, explained by greater investment in broadband and pay TV, as well as a substantial rise in the costs associated with cable theft. Thus, operating cash flow (OIBDA-CapEx) stood at 473 million euros.

VIVO

Vivo´s results during the first quarter confirm the positive trend initiated during the previous year, strengthening the work carried out on two fronts: the improvement of client satisfaction and profitable growth. Additionally, during the first quarter, actions defined by the business plan showed positive results with the reduction of more than 95% in the number of cloning cases in relation to the same period the previous year, as well as the integration of billing systems and the pre-pay platform.

It is worth highlighting the commercial launch of the GSM network in both segments (contract and pre-pay) and at national level, which will facilitate a stronger competitive position for the company. The GSM launching was well received by the market, accounting for 16% of the total subscriptions during the period. Additionally, Vivo is the only operator offering solutions using two technologies, offering the CDMA/EVDO technology as the best data solution on the market.

Vivo´s customer base stood at 29.0 million clients (-3.7% vs. 1Q06) in a market with an estimated penetration of 56%, a growth of 5 percentage points from the first quarter of 2006, maintaining the slowdown in growth of the market observed in previous quarters.

Vivo´s commercial activity encompassed 2.2 million adds during the first quarter, slightly down on the previous two quarters, which is remarkable given the lack of large commercial campaigns between January and March. Subscriptions increased 13.2%, in relation to the same quarter in 2006. Pre-pay traffic promotions and improved contract segment capacities, due to the launch of the new "Vivo Escolha" plans (more than 20% of the contract base), led to a substantial improvement of the market´s perception regarding the company´s commercial offer. Gross contract subscriptions rose 34% in relation to the first quarter the previous year, improving the weighting contract segment to 19.5% of the total customer base.

"Vivo Escolha" plans are a new, simpler and more flexible concept of contract plans that, as well as including base minutes to any destination, also allow the client to personalize their plan through additional bundles, in terms of profile, on-net minutes, SMS, long distance or roaming.

Regarding financial results, total revenues during the quarter rose to 526 million euros (+10.9% in local currency in relation to the same period in 2006). Service revenues grew 13.2% vs. 2006 in local currency, mainly due to higher interconnection revenues (+27.6%), as a consequence of the removal of the Bill & Keep rule. Excluding this impact, service revenues during the quarter would have fallen 1.4% in local currency.

Particularly noteworthy was the good progress of results in the pre-pay segment, with an ARPU increase of 24%, driven by good results of traffic incentive campaigns, which translated into an improvement in outgoing traffic revenues of 20%.

During the first quarter, operating income before depreciation and amortization (OIBDA) reached 149 million euros, 14.3% higher than the same period in 2006 in local currency. It is also worth mentioning the containment of commercial costs due, in part, to the contribution of GSM subscriptions in the total number of subscriptions with handsets, as well as the strong cost reduction regarding bad debt as a consequence of the control in fraud and cloning cases. OIBDA margin stood at 28.3%, with an improvement of approximately 1 percentage point in relation to the same period the previous year. Without taking into account the impact of the Bill & Keep rule, OIBDA growth would have been 12.8%, and the margin would have stood at 31.5%.

ARGENTINA

Telefónica Latinoamérica´s business performance in Argentina continued to show strong growth in both the cellular and fixed line businesses during the first quarter of the year. Revenues rose 21.0% in local currency, reaching 561 million euros while operating income before depreciation and amortization (OIBDA) increased by 29.7% to achieve 217 million euros. Telefónica manages 17.5 million accesses in Argentina as a consequence of its market positioning - where it is leader in the broadband market exceeding 588.000 connections - and in the cellular market with 11.8 million customers and over 80% market penetration. CapEx during the first quarter of 2007 rose to 41 million euros.

TELEFONICA DE ARGENTINA

Telefónica de Argentina (TASA) managed 5.7 million accesses by the end of March of 2007 (+3.4% in relation to the same period of the previous year), thanks to the year-on-year increase in fixed line accesses (+1.6%) standing at 4.6 million, and the strong growth in the retail Internet broadband connections (+69.7%), which exceeded 588.000.

Total voice traffic rose slightly in comparison to the first quarter of 2006. Local traffic fell a slight 3.8%, affected by the lower fixed-fixed traffic which was partly compensated for by the good performance of the fixed-mobile traffic. The growth of long distance traffic (+2.1%), along with the good performance of interconnection traffic (+11.3%) and the Intelligent Network (+63.0%) offset the decrease in public telephony traffic, affected by the expansion of the mobile business.

Revenues for the fixed line business rose to 247 million euros, a growth of 14.9% in local currency, based on the traditional business revenues growth (+10.9%) and Internet and broadband business (+43.4%). Sales growth was impacted by the changes in the accounting criteria for international termination costs, effective from September. These were accounted as operating expenses and no longer netted from the line of revenues, as of the 1st of January 2006. Excluding this effect in 2006, total revenue increase would have been 11.5% in local currency. Traditional business revenues would have grown by 7.0% excluding the impact of the international termination costs thanks to the good performance of the local-minutes bundles, interconnection traffic coming from the cellular operators and renting of transmission facilities. The growth of revenue bundles was driven by the launch of the flat rate call tariff during 2006, and by the re-definition of the bundles at the end of 2006. Revenues for the Internet and broadband business, with a year-on-year rise of 43.4% in local currency, represented already 13.4% of total revenues and reflected the expansion of broadband, whose revenues grew 62.1% in relation to the same period of the previous year, compensating for the drop in narrowband revenues. The good performance of broadband was driven by strong commercialization of voice and broadband bundles (DUO) during the last quarter of 2006, which totalled 64,300 users. Data business and IT continued to show strong progress (+14.9% in local currency) as a consequence of point-to-point circuits, satellite services and turnkey projects.

Operating expenses presented a growth of 16.0% in local currency (9.7% excluding the impact of the reclassification of the international termination costs) in relation to the first quarter of 2006. This was due to higher costs (+17.1% in local currency), particularly higher payroll costs and workforce restructuring expenses as well as supply expenses, which excluding the impact of the reclassification of the international termination costs would have grown 19.9% in local currency, affected by the rise of interconnection costs and a higher number of equipment purchases for sale.

The ratio of bad debt provision to revenues remained below 1% thanks to good recovery management and to the larger volume of pre-pay and consumption control plant, which remained at around 30% of the total lines.

TASA reached an operating income before depreciation and amortization (OIBDA) of 119 million euros in the first quarter of the year, an increase of 11.9% in local currency.

CapEx stood at 27 million euros, 3.7% down in local currency in relation to the first quarter of 2006, with practically half of that allocated for the development of broadband and new businesses. The operating cash flow (OIBDA-CapEx) of the fixed line business in Argentina reached 92 million euros.

TEM ARGENTINA

During the first quarter of 2007 the Argentinean cellular market continued its notable growth. Thus, penetration reached 82%, a growth of more than 4 percentage points during the first quarter of the year and 22 percentage points above the level registered in March of 2006.

Net adds during the first quarter of 2007 reached 613,581 customers, 5.9% higher than the one obtained in the first quarter of 2006, based on a slight growth in gross adds, in comparison to the first quarter of 2006 (6.5%) and, to a larger extent, on the good performance of churn which stood at 1.9%(-0.5 percentage points vs the first quarter of 2006). The company closed the quarter with 11.8 million customers, a total customer base increase of 32.5% compared to March 2006. GSM customers already accounted for 77% of the total customer base (+19 percentage points in relation to March of 2006).

Revenues maintained the good performance shown in previous quarters, totalling 337 million euros, an increase of 26.0% in local currency, in comparison to the first quarter of 2006. Service revenues grew 26.5% in local currency in relation to the same period in 2006, due once again to the strong performance of outgoing revenues, and in particular of the pre-pay revenues.

The growth of revenues, along with reduced unit commercial costs and lower operating costs, have allowed the operating income before depreciation and amortization (OIBDA) to rise 60.8% in local currency, reaching 98 million euros in the first quarter of the year. OIBDA margin stood at 29.0%, up 6.3 percentage points on the previous year.

CapEx for the first quarter of 2007 rose to 14 million euros, with an operating cash flow (OIBDA-CapEx) of 84 million euros.

CHILE

By the end of the quarter, Telefónica Latinoamérica managed 8.7 million accesses in Chile, 5.5% up on March of the previous year, mainly on an 8.1% growth in cellular customers and a slight increase in fixed line clients (+0.8% year-on-year). The notable growth in broadband connections (+52.9%), and the launch of satellite TV services, during the second quarter of 2006, offset the fall in fixed line telephony.

Consolidated revenues registered a cumulative growth of 10.0% in local currency during the first quarter, reaching 423 million euros, thanks to the good progress of the cellular business in the country. Meanwhile, consolidated operating income before depreciation and amortization (OIBDA) rose to 164 million euros, 22.5% more in local currency than the previous year, with positive contributions from both cellular and fixed line businesses.

From an investment point of view, CapEx for Telefónica Latinoamérica in Chile rose to 78 million euros, 44.2% more in local currency in relation to the same quarter of 2006.

TELEFÓNICA CHILE

In year-on-year terms, Telefónica Chile has successfully increased the number of accesses it manages (+0.8%), reaching 2.9 million, in spite of strong competition in the Chilean market and the extraordinary drop in pre-pay lines registered the previous year. The Triple Play strategy has compensated for the decrease registered in fixed lines (-9.5% year-on-year reaching 2.2 million, affected by adjustments to the pre-pay portfolio carried out the previous year) with increased broadband and television connections through the sale of Dúo and Trío (double and triple) bundles. At the end of March 2007, Telefónica Chile maintained its position as clear leader of the Chilean fixed line market (by number of accesses) with an estimated total market share of 67%. Telefónica Chile also maintained its position as Chile´s leading broadband provider, with an estimated market share of 49%, reaching 528,200 retail Internet broadband connections (+52.9% year-on-year). With regards to the digital satellite TV business (DTH), Telefónica Chile continued to increase its client base, reaching 129,100 by the close of the quarter, consolidating its position as the number two operator by customers in the Chilean market, with a share of approximately 11.5%.

During the first months of 2007, Telefónica Chile continued defending its share of revenues in the most competitive market in the region, with a high penetration in the cellular business. In terms of revenues, the trend of previous quarters has been maintained in 2007, with strong growth in new businesses (mainly broadband and pay TV), which compensated for reduced results in traditional telephony business. By the end of March, cumulative revenues rose to 235 million euros, practically the same levels registered during the first quarter of 2006 (-0.1% in local currency). It is worth highlighting the growth in Internet and broadband revenues (narrowband + broadband + TV), which grew 75.3% in local currency above the first quarter of 2006,figure due to the growth in retail broadband Internet connections and the launch of satellite TV in June 2006. Thus, these revenues contributed 16.5% to company sales, in comparison with a 9.5% contribution during the first quarter of 2006. Revenues for traditional telephony businesses fell 7.6% in local currency, impacted by the loss of lines, reducing their contribution to company revenues to 77.3% (6.9 percentage points down on the same quarter of 2006). Meanwhile, data and IT revenues jointly fell 1.4% in local currency.

Telefónica Chile´s operating expenses registered a year-on-year drop of 4.6% in local currency, positively impacted by the cost associated to the workforce restructuring programme carried out during the first quarter of 2006. Supply costs grew slightly (+0.3% in local currency), due to the costs associated with the Television business (mainly satellite capacity and content) compensating for lower interconnection costs, as a result of the reduction in registered traffic. Personnel costs (excluding the workforce restructuring costs) fell slightly (-0.4% in local currency), due to the necessary recruitment of new employees to insource certain activities in accordance with the new Chilean Subcontracting Law, despite the reduction done in 2006. External service costs showed a growth of 18.3% in relation to those cumulative to March 2006 due to the increase in advertising campaign costs (mainly for TV products, Dúo and Trío), customer services costs, network mantainance and sales commissions. Costs associated with debt recovery registered a drop of 4.4% year-on-year in local currency, standing at 3.0% over revenues.

Cumulative operating income before depreciation and amortization (OIBDA) during the first quarter of 2007 rose to 93 million euros, 13.8% higher than the same period in the previous year.

Telefónica Chile´s cumulative CapEx reached 36 million euros during the first quarter of 2007, 37.7% higher than the same period the previous year in local currency, due mainly to the TV project, growth of broadband and projects for service quality improvement of. Operating cash flow (OIBDA - CapEx) reached 57 million euros during the first three months of the year.

TEM CHILE

In Chile, the strong level of competition has driven the growth of the mobile market, reaching an estimated penetration of 84% in March 2007, more than 10 percentage points up in relation to March of the previous year.

Telefónica Móviles Chile, maintained its leading market position, reaching 5.8 million clients by the end of the first quarter, driven mainly by GSM gross adds, with 78% of their customer base using this technology. Contract clients (1.3 million, +33% year-on-year) drove total client base to an cumulative growth in the year of 8.1%, which was reflected in the net adds of 87,000 customers during the first quarter (+46% in relation to the same period of 2006).

Revenues showed year-on-year growth of 20.7% in local currency, reaching 209 million euros. Service revenues grew 18.0% in local currency during the first quarter of 2007 in relation to the same period of 2006, which reflected the positive ARPU (+8.4% in relation to the same period of 2006) and MoU performance (98 minutes, +15.3% year-on-year), driven mainly by the GSM migration process and plans upgrades, as well as, the sale of minutes bundles and SVAs.

Operating income before depreciation and amortization (OIBDA), with a cumulative growth of 35.7% in local currency, reached 72 million euros, reaping the benefits of good performance of revenues and higher cost efficiency. The cumulative OIBDA margin reached 34.2% during the first quarter of 2007, 3.8 percentage points above those obtained during the first quarter of 2006 thanks to higher efficiency and despite increased commercial efforts associated with the technology migration and increased market aggresiveness.

PERÚ

Revenues rose to 370 million euros during the first quarter of 2007, 9.7% higher in local currency than the one registered during the same period the previous year,. The growth of revenues is explained mainly by the good performance of outgoing revenues in the cellular business and the growth of Internet and broadband revenues in the fixed line business. Operating income before depreciation and amortization (OIBDA) stood at 144 million euros, growth of 0.3% in local currency in relation to the first quarter of 2006, thanks to the significant improvement of results in the cellular business which compensated for the downturn in the fixed line business. On the other hand, investment carried out in Peru during the first quarter of 2007 rose to 29 million euros, 3.6% higher in local currency than the one registered during the same period of 2006.

Amongst projects which combine fixed line and cellular businesses, it is worth highlighting the launch during March of the IRIS project (fixed wireless telephony).

By the end of March, Telefónica Latinoamérica managed 9.3 million accesses in Peru, a year-on-year growth of 33.7%, thanks to strong growth in cellular clients (+53.9% year-on-year ), which rose to 5.7 million. To a lesser extent, fixed line accesses (+6.0% year-on-year) and retail broadband Internet connections (+38.3% year-on-year ) also contributed positively.

TELEFÓNICA DEL PERU

Telefónica del Peru registered a growth in accesses of 11.0% reaching a total of 3.6 million, thanks to the success of the commercial campaigns made. The good performance of fixed line accesses (+6.0% year-on-year reaching 2.5 million), retail broadband Internet connections (+38.3% year-on-year, reaching 497,676) and TV accesses (+18.2% year-on-year reaching 561,098 clients: 530,781 for cable TV and 30,317 for satellite TV) was also maintained.

Voice traffic showed important growth with respect to the same period of the previous year (+5.0% year-on-year), due to increased local traffic in both fixed-fixed and fixed-to-mobile, and interconnection traffic, mainly in incoming international calls, which compensated for the drop recorded in public telephony as a consequence of increased competition, informal public telephone centres and the notable growth in mobile penetration in Peru.

During the first quarter of the year, the company fulfilled the terms established in the agreement signed with the Peruvian government in December 2006, highlighting: i) the reduction in monthly fee (up to 29%) benefiting 1.5 million clients, ii) the new public payphone tariff, iii) extension of phone-card expiry dates and iv) the creation of five new per-second plans. It is worth highlighting the launch of fixed wireless telephony (on the 15th of March) which extended fixed line telephony coverage in the country.

Revenues rose to 266 million euros during the first quarter (-1.2% in local currency). Traditional business revenues decreased by 6.1% in local currency due to the drop in public telephony revenues (-21.7% in local currency) impacted by the substitution of fixed to mobile traffic and competition growth. Lower revenues were also registered in monthly fees on the application of tariff reductions agreed with the government. On the other hand, Internet and broadband revenues (narrowband + broadband + TV) continued to drive the company´s revenue growth, showing a year-on-year increase of 22.1% in local currency (contributing 22.8% to total revenues, 4.3 percentage points more than in the same period of 2006), as a consequence of good performance in broadband (+28.2% in local currency) and television (+17.2% in local currency) revenues, thanks to the strong commercial activity carried out in both businesses. Data revenues grew 2.4%, and IT revenues dropped 17.8% in local currency, due to the reduced number of projects (2006 saw general elections in Peru which generated important projects with ONPE, The Peruvian National Office of Electoral Processes).

Operating costs grew 4.2% in local currency with respect to the previous year, due mainly to the increase in supply costs (+11.9% in local currency) as a consequence of increased interconnection costs (mainly due to higher fixed-to mobile and international long distance traffic, as well as to the inclusion of international termination rates into operating costs, which during the first three quarters of 2006 were registered as lower revenues), and to a lesser extent to the higher costs of external services (+1.8% in local currency), on increased security costs aimed at reducing cable theft and higher sales commissions due to increased commercial activity in broadband, TV and traditional services. On the contrary, personnel costs decreased 2.1% in local currency due to a reduced workforce following the sale of TUMSAC in 2006, while insolvency provision fell 9.4% in local currency, standing at 1.2% over revenues, due to the increased percentage of pre-pay or consumption limited clients (around 60%).

Operating income before depreciation and amortization (OIBDA) stood at 107 million euros, 9.3% down in local currency on the same period in 2006 as a consequence of reduced revenues, the growth of operating costs and increased labour and tax contingencies.

OIBDA margin stood at 40.1%, 3.7 percentage points lower than that registered in March 2006. CapEx fell 9.2% in local currency, standing at 15 million euros, while operating cash flow (OIBDA-CapEx) reached 91 million euros.

TEM PERU

During the first quarter of 2007, the Peruvian cellular market maintained the strong dynamism shown throughout the previous year. Thus, penetration registered a growth of more than 13 percentage points in relation to March 2006, surpassing 35%.

The company´s greater commercial aggressiveness is reflected in the positive net adds (533,800), more than double the one obtained in the first quarter of the previous year (+136%).

Telefónica Móviles Peru´s total customer base rose to 5.7 million clients (+53.9% in comparison to March 2006), 54% of which in GSM.

Good usage performance continued, particularly in pre-pay, due to the success of promotional campaigns based on doubling or tripling top-up values. This was reflected in the fact that unit usage increased once again during this quarter, raising the total MoU (85 minutes) 20% in relation to the first quarter of 2006 and 9% in relation to the fourth quarter of 2006, while ARPU grew 3.9% year-on-year in local currency.

Cumulative revenues reached 133 million euros in March 2007, increasing 41.7% in local currency with respect to the same quarter of the previous year. Particularly noteworthy was the good performance of service revenues which grew 53.9% year-on-year in local currency, mainly due to the growth in outgoing pre-pay revenues (+182.8% in relation to the first quarter of 2006 in local currency), significantly above the average customer base growth, with usage continuing to show elasticity to traffic promotions.

Revenue growth and improved operational efficiency, in spite of increased commercial activity, has driven an operating income before depreciation and amortization (OIBDA) growth increase of 43.3% in local currency in relation to the first quarter the previous year. The margin rose to 28.2% during the quarter (+0.3 percentage points in relation to the first quarter of 2006).

COLOMBIA

During the first quarter of 2007, revenues from fixed and mobile businesses reached 352 million euros, of which approximately 50% correspond to Telefónica Telecom, which began to be consolidated into Telefónica Group in May 2006.

Operating income before depreciation and amortization (OIBDA) by the end of March 2007 totalled 100 million euros, Telefónica Telecom contributing 76.7% after the cellular business was negatively impacted by customer technology migration from TDMA/CDMA to GSM. Hence, the OIBDA margin stood at 28.3% during the first quarter.

TELEFÓNICA TELECOM1

Telefónica Telecom total accesses reached 2.3 million (7.2% year on year) by the end of March 2007, highlighting the strong development of Broadband that recorded a 384% growth in relation to the same period of the previous year to amount a total of 94,300 connections by the end of March 2007.

Revenues for the fixed telephony business stood at 167 million euros, equivalent to a decline of 1.2% in local currency, as a result of fixed-mobile substitution which, in turn, affected local traffic (-13.3%).

The internet business registered a strong revenue growth rate (+82.1%) in local currency in relation to the previous year reflecting the operator´s focus on these services, increasing the contribution in relation to total revenues from 3.5% in March of 2006 to 6.5% in March of 2007. The extensive growth in the number of Broadband users (+384%) offsets the decline in the narrowband business (-15.1%) that was affected by customer migration to Broadband. The company maximized the result of this impact by extending its coverage to new cities and municipalities while strengthening its position in areas where it holds a dominant position. Furthermore, the broadband business was driven by successful marketing of speed upgrades in the business and internet segment for business customers.

The Satellite TV product was launched at the beginning of the year and proved to be key to compete in new markets supporting the sale of PSTN lines and Broadband connections as well as to encourage customer loyalty.

In the first quarter of the year, Telefónica Telecom recorded an operating income before depreciation and amortization (OIBDA) of 76 million euros, equivalent to an 8.6% growth in local currency in relation to the first quarter of 2006, mainly due to lower expenses and to its increased focus on Broadband, which recorded an 181.7% growth in revenues.

1   T. Telecom was not consolidated into Telefónica´s Group accounts during the first quarter of 2006. The published variations are calculated using proforma figures for the first quarter of 2006.

TEM COLOMBIA

The Colombian cellular market totalled 28 million customers, a 67% penetration rate. Compared with the last quarter of 2006, the total size of the market increased by 0.3 million customers, considerably below the market growth of the first quarter of 2006 (+3.1 million customers).

This lower commercial competitiveness together with the rebound in churn rate associated with low value customers from the aggressive campaigns launched in 2006 led to a negative net gain of 214,500 customers over the period. The total customer base stood at 7.5 million customers (+10.7% year-on-year), with 68% of the base on GSM (+7.9 percentage points compared with the fourth quarter of 2006).

Revenues totalled 195 million euros by the end of March 2007, reflecting a growth rate of 5.8% in local currency. Service revenues grew 9.7% in relation to the first quarter of 2006.

Operating income before depreciation and amortization (OIBDA) amounted to 23 million euros by the end of March 2007, a decline of 33.0% in local currency compared to the first quarter of 2006, due to accelerated customer migrations from TDMA/CDMA to GSM by high value customers, which should lead to an improved TDMA/CDMA churn in forthcoming months. Therefore, the margin recorded a decline of 6.9 percentage points in relation to the first quarter of 2006 to stand at 11.9% over the year (18.8% in the first quarter of 2006).

MÉXICO

During the first quarter of 2007, Telefónica Móviles Mexico, increased significantly its commercial activity, year-on-year, as a result of the initiatives developed during 2006, aimed to improve its distribution network, customer service processes and network quality, and the higher market dynamism and the extension of the Christmas campaign till March 2007.

By March 2007, estimated penetration in the Mexican market reached 55% (+9 percentage points vs. March 2006) maintaining the growth trend. Telefónica Móviles Mexico´s customer base exceeded 9.3 million customers by the end of March 2007 (of which 542,400 thousand were contract customers) a growth of 42.1% in relation to the first quarter of 2006. This good performance of the customer base was due to the good acceptance of the latest promotions, mainly in the pre-pay segment, and the extension until March 2007 of the Christmas traffic campaign. Gross adds reached 1.6 million customers in the first quarter of 2007, 57% higher than those registered during the same period of previous year. It is important to highlight that the level of gross adds reached during the first quarter is significantly higher than the one registered during the third quarter of 2006, and only 11% lower than the one achieved in the last quarter of 2006 during which the Christmas campaign was in place. The improvement in the quality of the gross adds during the last quarters, allowed churn to continue its positive trend, standing at 2.9% in the first quarter of 2007 (in comparison to 4.2% in the first quarter of 2006 and 3.5% for the whole year 2006). Thus, net adds during the first quarter reached 766,336 customers, more than tripling the one obtained in the first quarter of 2006.

The good performance of gross adds came along with strong growth in traffic, especially outgoing and on-net, as a result of the new commercial offers launched, the continued traffic promotions within the operator network and the implementation of the national calling party pays service. Hence, the MoU during the first quarter of 2007 rose to 116 minutes, more than doubling the usage of the first quarter of 2006. This improvement is reflected in ARPU, which increased 25.8%, reaching 135.1 Mexican pesos.

As a result of the company´s strong commercial performance, revenues in the first quarter of 2007 rose to 315 million euros, showing a growth of 66.2% in local currency in relation to the same period in 2006. Service revenues maintained the positive trend of previous quarters (+66.4% year-on-year), ahead of customer base growth reflecting the higher quality and usage of the customer base. The good performance of service revenues was driven by the improvement in outgoing revenues (+85.7% in local currency), backed by the increase in on-net traffic. Incoming revenues (+55.3% local currency) have shown positive performance driven by the launch of the national calling party pays service.

Operating income before depreciation and amortization (OIBDA) for the first quarter showed the good evolution of both revenues and improved efficiency. Intense commercial activity during the first quarter did not prevent OIBDA from reaching 22 million euros, compared with OIBDA losses of 25 million euros during the same period in 2006.

CapEx for the first quarter of 2007 rose to 38 million euros, which along with the positive OIBDA performance, fully flowed to Operating Cash Flow (OIBDA-CapEx), which during the first quarter of 2007 reduced losses to 16 million euros.

VENEZUELA

During the first quarter 2007 Telefónica Móviles Venezuela´s total customer base reached 9.1 million clients (+36.2% in relation to March 2006), registering a net gain of 274,000 lines. Overall the market continued to show strong dynamism, leading to penetration of approximately 72%, more than 20 percentage points growth year-on-year.

In the third week of January 2007 the GSM network was launched providing services both to pre-pay and contract segments. The Valentine´s Day campaign in February was the first to fully market GSM handsets. Throughout the month of March the range of telephone offers was widely extended. The market reacted favorably, leading to a 10.9% increase in subscriptions during the quarter in relation to the previous year, reaching 860,000, of which almost half were GSM. Churn stood at 2.3% in the quarter, due, in part, to the strong commercial activity registered during the Christmas campaign. Service revenues grew 35.9%, in line with customer base growth. ARPU progress (+0.2%, in local currency in comparison to the first quarter of 2006), remained stable in spite of strong competition and increased cellular penetration in the Venezuelan market. The success of commercial campaigns, particularly in pre-pay segment (handset and top-up promotions) contributed to this performance.

Thus, revenues during the quarter rose to 520 million euros (+25.4% vs. 2006 in local currency), affected mainly by the price reductions in handsets throughout 2006 as a consequence of increased market dynamism. Operating income before depreciation and amortization (OIBDA) reached 242 million euros, 39.3% higher than the previous year in local currency, thanks to the growth in revenues previously mentioned and the reduction of costs of handsets with GSM technology. OIBDA margin stood at 46.5%, a growth of 4.7 percentage points in comparison to the previous year.

CENTRAL AMERICA

During the first quarter of 2007, Telefónica Centroamérica (Panama, Guatemala, El Salvador and Nicaragua) heavily increased its commercial activity.

At March 2007, the estimated penetration of the Central American market reached 51% (up 15 percentage points on March 2006). The Telefónica Centroamérica customer base surpassed the 4 million mark by the end of March 2007 (of which 226,689 corresponded to fixed wireless customers and 342,820 to contract customers), a 28.2% growth in relation to the first quarter of 2006. The strong performance of the customer base is supported by the effectiveness of commercial campaigns carried out during this first quarter and increased presence in the market through the opening of points of sale. Thus, net gain in the first quarter amounted to 183,594 customers.

At an operating level, the heavy growth of traffic must once again be underlined, particularly outgoing traffic. Hence, the MoU for the first quarter of grew 7.3% higher than the same period the previous year.

As a result of the good commercial performance of the company, revenues for the first quarter of 2007 totalled 147 million euros, 25.1% higher than the same period of 2006 in constant terms. Service revenues maintained the positive trend of previous quarters (up 26.1% year on year), basically in line with growth of the customer base. This good performance in service revenues is supported by the development of outgoing revenues (+36.9% in constant terms), to improved on-net traffic and to incoming revenues (+22.8% in constant terms), mainly due to the growth in the pre-pay customer base.

The increased commercial activity during this first quarter has not prevented Operating income before depreciation and amortization (OIBDA) from reaching 47 million euros, 26.5% higher than that of the same period the previous year, in constant terms.

The OIBDA margin stood at 31.7% by the end of March 2007, 0.4 percentage point improvement compared to the first quarter of 2006.

ECUADOR

Over the last twelve months, the market in Ecuador has recorded a strong growth reaching a penetration of 64% at the end of the first quarter 2007, equivalent to an increase of 13 percentage points compared to the first quarter of 2006. The total base of Telefónica Móviles Ecuador reached 2.5 million with more than half of the base on GSM.

Cumulative revenues to end of March 2007 totalled 67 million euros, recording a decline of 4.9% in local currency compared to the same quarter the previous year. Despite this decline, it is worth mentioning the advance reached during this quarter in terms of service revenues which grew 5% in local currency when compared to the same period the previous year.

Despite the year on-year decline of revenues, the stronger efficiency controlling operating expenses allowed to reach an Operating income before depreciation and amortization (OIBDA) of 16 million euros, equivalent to an annual decrease of 2.3% in local currency. OIBDA margin as of the end of March 2007 stood at 24.5%, registering an increase of 0.7 percentage points compared to the same period the previous year.

TELEFÓNICA INTERNATIONAL WHOLESALE SERVICES

Cumulative revenues for TIWS during the first quarter of 2007 maintained the strong growth trend of 2006, reaching 65 million euros (25.0% up in constant euros vs. first quarter of 2006). IP international revenues are also worth highlighting, representing more than 52% of the total showing a growth of 23.3% in constant currency. Additionally, the remaining businesses also showed positive growth: bandwidth capacity (+32.9% in constant euros), virtual private networks (+26.9% in constant euros) and satellite services (+91.2% in constant euros).

Operating income before depreciation and amortization (OIBDA) reached 22 million euros (+22.0% in constant euros), driven by strong revenue growth which compensated for higher operational costs (+24.6% in constant currency), due to increased company activity. In spite of the strong performance of revenues, TIWS maintained its OIBDA margin of 34.5%, down slightly on the previous year (-0.7 percentage points).

TELEFÓNICA LATINOAMÉRICA
ACCESSES
Unaudited figures (thousands)
	2006				2007
	March	June	September	December	March	% Chg
Final Clients Accesses	102,433.3	106,920.8	109,987.5	114,604.4	116,905.7	14.1
Fixed telephony accesses (1)	21,823.0	24,002.5	24,072.6	23,916.9	23,810.9	9.1
Internet and data accesses	6,061.0	6,206.2	6,563.3	6,723.7	6,757.6	11.5
Narrowband (2)	3,030.6	2,872.3	2,931.2	2,813.5	2,615.3	(13.7)
Broadband (3) (4)	2,928.7	3,201.9	3,500.2	3,780.3	4,045.6	38.1
Other	101.7	131.9	131.8	130.0	96.7	(4.9)
Cellular accesses	74,059.9	76,196.7	78,777.4	83,298.4	85,637.0	15.6
Contract	59,501.0	61,401.3	63,501.6	67,329.9	69,112.7	16.2
Prepaid	13,502.0	13,624.1	14,075.4	14,705.4	15,208.7	12.6
Fixed Wireless	1,056.9	1,171.3	1,200.4	1,263.1	1,315.5	24.5
Pay TV	489.3	515.4	574.2	665.3	700.1	43.1
Wholesale Accesses	64.5	76.8	76.0	65.9	64.6	0.1
Total Accesses	102,497.8	106,997.6	110,063.5	114,670.3	116,970.3	14.1
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes narrowband ISP of Terra Brasil and Terra Colombia.
(3) Includes broadband ISP of Terra Brasil, Telefónica de Argentina, Terra Guatemala y Terra México.
(4) Includes ADSL, optical fiber, cable modem, broadband circuits and ISP in the North part of the country.

TELEFÓNICA LATINOAMÉRICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March
	2007	2006	% Chg
Revenues	4,685	4,317	8.5
Internal exp capitalized in fixed assets (1)	21	22	(4.3)
Operating expenses	(3,039)	(2,845)	6.8
Other net operating income (expense)	18	38	(53.5)
Gain (loss) on sale of fixed assets	29	(2)	c.s.
Impairment of goodwill and other assets	0	(2)	n.s.
Operating income before D&A (OIBDA)	1,713	1,528	12.1
Depreciation and amortization	(841)	(937)	(10.2)
Operating income (OI)	872	591	47.5
Note: "Bad debt provisions" have been reclassified from "Other net operating income (expense)" to "Operating expenses".
(1) Including work in process.

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (I)
Unaudited figures (Thousands)
	2006				2007
	March	June	September	December	March	% Chg
BRAZIL
Final Clients Accesses	45,756.3	44,095.7	44,484.7	44,716.9	44,599.1	(2.5)
Fixed telephony accesses (1)	12,370.4	12,336.1	12,295.1	12,107.1	12,033.6	(2.7)
Internet and data accesses	3,248.2	3,234.9	3,463.9	3,556.8	3,535.2	8.8
Narrowband	1,876.1	1,758.0	1,884.5	1,856.6	1,786.3	(4.8)
Broadband (2)	1,307.3	1,382.4	1,485.2	1,608.2	1,690.8	29.3
Other	64.8	94.5	94.2	92.0	58.1	(10.4)
Cellular accesses	30,137.7	28,524.7	28,725.7	29,053.1	29,030.3	(3.7)
Prepaid	24,377.2	23,256.5	23,481.5	23,543.4	23,377.0	(4.1)
Contract	5,760.5	5,268.1	5,244.1	5,509.6	5,653.2	(1.9)
Wholesale Accesses	32.7	46.3	46.4	38.4	38.9	18.9
Total Accesses	45,789.0	44,142.0	44,531.1	44,755.3	44,638.0	(2.5)
ARGENTINA
Final Clients Accesses	14,379.8	15,034.4	15,761.5	16,809.4	17,464.1	21.4
Fixed telephony accesses (1)	4,553.1	4,586.7	4,612.4	4,636.3	4,627.9	1.6
Internet and data accesses	912.3	961.6	998.9	973.7	1,023.2	12.2
Narrowband	548.9	536.1	504.1	439.2	418.0	(23.8)
Broadband (2)	346.5	408.7	477.9	517.7	588.1	69.7
Other	16.8	16.8	16.8	16.8	17.1	1.7
Cellular accesses	8,914.4	9,486.1	10,150.2	11,199.4	11,813.0	32.5
Prepaid	5,535.2	5,951.4	6,498.1	7,315.8	7,753.1	40.1
Contract	3,210.0	3,373.8	3,499.4	3,742.9	3,925.8	22.3
Fixed wireless	169.2	160.8	152.7	140.7	134.2	(20.7)
Wholesale Accesses	7.3	7.2	7.2	7.3	7.6	5.1
Total Accesses	14,387.1	15,041.6	15,768.7	16,816.6	17,471.7	21.4
CHILE
Final Clients Accesses	8,208.7	8,368.3	8,435.3	8,538.4	8,670.5	5.6
Fixed telephony accesses (1)	2,407.0	2,328.0	2,225.9	2,206.2	2,177.4	(9.5)
Internet and data accesses	466.7	514.9	538.9	557.7	597.3	28.0
Narrowband	110.7	95.6	72.8	53.3	59.0	(46.7)
Broadband (2)	345.4	409.0	456.0	494.5	528.2	52.9
Other	10.6	10.3	10.1	10.0	10.0	(5.6)
Cellular accesses	5,335.0	5,514.9	5,618.1	5,680.2	5,766.8	8.1
Prepaid	4,396.0	4,501.9	4,491.6	4,507.6	4,515.7	2.7
Contract	938.9	1,013.0	1,126.5	1,172.7	1,251.1	33.2
Pay TV	0.0	10.4	52.4	94.2	129.1	n.c.
Wholesale Accesses	23.9	22.8	21.9	19.9	17.6	(26.4)
Total Accesses	8,232.7	8,391.0	8,457.2	8,558.3	8,688.1	5.5
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes ADSL, optical fiber, cable modem and broadband circuits.

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (II)
Unaudited figures (Thousands)
	2006				2007
	March	June	September	December	March	% Chg
PERU
Final Clients Accesses	6,958.8	7,423.1	7,983.8	8,710.9	9,303.2	33.7
Fixed telephony accesses (1)	2,388.2	2,434.0	2,468.2	2,498.5	2,531.2	6.0
Internet and data accesses	414.9	449.8	494.2	525.5	547.4	31.9
Narrowband	47.6	52.0	49.6	47.8	40.3	(15.3)
Broadband (2)	359.8	389.3	435.7	468.5	497.7	38.3
Other	7.5	8.4	8.9	9.2	9.4	25.4
Cellular accesses	3,680.9	4,048.9	4,513.8	5,129.8	5,663.5	53.9
Prepaid	3,007.6	3,331.1	3,749.7	4,353.3	4,882.3	62.3
Contract	603.3	648.1	691.9	705.2	711.0	17.9
Fixed wireless	70.1	69.8	72.2	71.3	70.2	0.2
Pay TV	474.7	490.4	507.5	557.2	561.1	18.2
Wholesale Accesses	0.6	0.5	0.5	0.4	0.4	(30.6)
Total Accesses	6,959.5	7,423.6	7,984.2	8,711.4	9,303.6	33.7
COLOMBIA
Final Clients Accesses	6,820.8	9,717.9	10,094.9	10,190.0	9,995.9	46.5
Fixed telephony accesses (1)	0.0	2,210.7	2,362.6	2,359.4	2,346.5	n.c.
Internet and data accesses	3.1	33.1	45.4	70.9	94.3	n.c.
Narrowband	3.1	3.0	3.1	2.9	0.0	n.c.
Broadband (2)	0.0	30.2	42.3	68.0	94.3	n.c.
Other	0.0	0.0	0.0	0.0	0.0	n.c.
Cellular accesses	6,817.8	7,474.0	7,687.0	7,759.7	7,545.2	10.7
Prepaid	5,283.6	5,721.4	5,883.5	5,960.5	5,734.6	8.5
Contract	1,534.1	1,752.7	1,803.5	1,799.2	1,810.6	18.0
Pay TV	0.0	0.0	0.0	0.0	10.0	n.c.
Wholesale Accesses	0.0	0.0	0.0	0.0	0.0	n.c.
Total Accesses	6,820.8	9,717.9	10,094.9	10,190.0	9,995.9	46.5
MEXICO
Cellular accesses	6,559.4	6,865.6	7,443.3	8,553.2	9,319.6	42.1
Prepaid	6,189.1	6,439.0	6,950.7	8,017.8	8,775.0	41.8
Contract	369.3	425.3	490.9	533.4	542.4	46.9
Fixed wireless	0.9	1.2	1.6	2.0	2.2	137.2
Total Accesses	6,559.4	6,865.6	7,443.3	8,553.2	9,319.6	42.1
VENEZUELA
Cellular accesses	6,683.3	7,820.6	8,025.9	8,826.2	9,100.3	36.2
Prepaid	5,659.0	6,665.7	6,813.6	7,520.2	7,724.2	36.5
Contract	371.7	399.2	431.6	469.4	495.4	33.3
Fixed wireless	652.7	755.7	780.7	836.6	880.7	34.9
Total Accesses	6,683.3	7,820.6	8,025.9	8,826.2	9,100.3	36.2
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes Guatemala, Panamá, El Salvador and Nicaragua

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (III)
Unaudited figures (Thousands)
	2006				2007
	March	June	September	December	March	% Chg
CENTRAL AMERICA (3)
Fixed telephony accesses (1)	104.2	107.0	108.4	109.4	94.4	(9.4)
Internet and data accesses	24.6	25.0	25.2	26.0	26.0	5.7
Broadband (2)	22.7	23.1	23.4	24.1	24.0	5.6
Others	1.9	1.9	1.9	1.9	2.0	6.9
Cellular accesses	3,102.6	3,323.0	3,564.8	3,829.5	4,042.1	30.3
Prepaid	2,670.1	2,860.7	3,078.9	3,303.1	3,472.5	30.1
Contract	270.8	280.8	295.0	315.6	342.8	26.6
Fixed Wireless	161.7	181.5	190.9	210.9	226.7	40.2
Pay TV	14.6	14.5	14.3	14.0	0.0	n.c.
Total Accesses	3,246.0	3,469.6	3,712.8	3,978.9	4,162.5	28.2
ECUADOR
Cellular accesses	2,328.4	2,554.7	2,393.1	2,490.0	2,481.7	6.6
Prepaid	1,948.3	2,161.7	1,984.0	2,133.0	2,116.8	8.6
Contract	377.7	390.6	406.9	355.3	363.3	(3.8)
Fixed Wireless	2.4	2.3	2.2	1.7	1.6	(30.7)
Total Accesses	2,328.4	2,554.7	2,393.1	2,490.0	2,481.7	6.6
URUGUAY
Cellular accesses	500.4	584.4	655.4	777.3	874.6	74.8
Prepaid	434.7	511.9	569.8	675.3	761.4	75.1
Contract	65.6	72.5	85.6	102.0	113.2	72.4
Total Accesses	500.4	584.4	655.4	777.3	874.6	74.8
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes ADSL, optical fiber and broadband circuits.
(3) Includes Guatemala, Panamá, El Salvador and Nicaragua

TELEFÓNICA LATINOAMÉRICA
SELECTED OPERATING DATA (I)
Unaudited figures (Euros in millions)
		January - March

		2007	2006	% Chg	% Var Local Cur

BRAZIL	Revenues	1,801	1,836	(1.9)	2.8
	OIBDA	749	764	(1.9)	2.8
	OIBDA margin	41.6%	41.6%	(0.0 p.p.)
	CapEx	170	144	18.3	23.9
Telesp	Revenues	1,359	1,428	(4.8)	(0.3)
	OIBDA	601	628	(4.3)	0.3
	OIBDA margin	44.2%	44.0%	0.2 p.p.
	CapEx	127	90	42.0	48.8
Vivo	Revenues	526	497	5.9	10.9
	OIBDA	149	136	9.1	14.3
	OIBDA margin	28.3%	27.4%	0.8 p.p.
	CapEx	43	53	(20.1)	(16.3)

ARGENTINA	Revenues	561	511	9.9	21.0
	OIBDA	217	184	17.6	29.7
	OIBDA margin	37.1%	34.4%	2.7 p.p.
	CapEx	41	65	(36.7)	(30.3)
Telefónica de Argentina	Revenues	247	236	4.3	14.9
	OIBDA	119	117	1.6	11.9
	OIBDA margin (1)	41.1%	41.2%	(0.1 p.p.)
	CapEx	27	31	(12.6)	(3.7)
TEM Argentina	Revenues	337	295	14.4	26.0
	OIBDA	98	67	46.0	60.8
	OIBDA margin	29.0%	22.7%	6.3 p.p.
	CapEx	14	35	(59.2)	(55.1)

CHILE	Revenues	423	431	(1.7)	10.0
	OIBDA	164	150	9.4	22.5
	OIBDA margin	38.8%	34.9%	3.9 p.p.
	CapEx	78	60	28.9	44.2
Telefónica Chile	Revenues	235	262	(10.4)	(0.1)
	OIBDA	93	91	1.7	13.8
	OIBDA margin	39.6%	34.9%	4.7 p.p.
	CapEx	36	29	23.0	37.7
TEM Chile	Revenues	209	194	7.9	20.7
	OIBDA	72	59	21.2	35.7
	OIBDA margin	34.2%	30.4%	3.8 p.p.
	CapEx	42	31	33.7	49.6

OIBDA is presented after management fees. Data for Telefónica de Argentina include the ISP business of Advance.
(1) Margin over revenues includes fixed to mobile interconnection.

TELEFÓNICA LATINOAMÉRICA
SELECTED OPERATING DATA (II)
Unaudited figures (Euros in millions)
		January - March
		2007	2006	% Chg	% Var Local Cur

PERU	Revenues	370	351	5.5	9.7
	OIBDA	144	150	(3.6)	0.3
	OIBDA margin	38.9%	42.6%	(3.7 p.p.)
	CapEx	29	29	(0.4)	3.6
Telefónica del Perú	Revenues	266	279	(4.7)	(1.2)
	OIBDA	107	122	(12.8)	(9.3)
	OIBDA margin	40.1%	43.8%	(3.7 p.p.)
	CapEx	15	18	(12.8)	(9.2)
TEM Perú	Revenues	133	98	36.2	41.7
	OIBDA	37	27	37.7	43.3
	OIBDA margin	28.2%	27.8%	0.3 p.p.
	CapEx	14	12	16.5	21.2

COLOMBIA	Revenues	352	202	74.1	86.3
	OIBDA	100	37	169.2	188.1
	OIBDA margin	28.3%	18.3%	10.0 p.p.
	CapEx	14	22	(36.4)	(31.9)
Telefónica Telecom (2)	Revenues	167	-	n.c.	n.c.
	OIBDA	76	-	n.c.	n.c.
	OIBDA margin	45.8%	-	n.c.	n.c.
	CapEx	10	-	n.c.	n.c.
TEM Colombia	Revenues	195	197	(1.1)	5.8
	OIBDA	23	37	(37.4)	(33.0)
	OIBDA margin	11.9%	18.8%	(6.9 p.p.)
	CapEx	4	22	(83.2)	(82.1)

MEXICO (TEM Mexico)	Revenues	315	215	46.6	66.2
	OIBDA	22	(25)	c.s.	c.s.
	OIBDA margin	7.1%	(11.8%)	18.9 p.p.
	CapEx	38	3	n.s.	n.s.

VENEZUELA (TEM Venezuela)	Revenues	520	452	15.0	25.4
	OIBDA	242	189	27.8	39.3
	OIBDA margin	46.5%	41.8%	4.7 p.p.
	CapEx	27	14	98.0	115.8

CENTRAL AMERICA (3)	Revenues	147	129	13.8
	OIBDA	47	41	15.3
	OIBDA margin	31.7%	31.3%	0.4 p.p.
	CapEx	18	11	59.7

ECUADOR (TEM Ecuador)	Revenues	67	77	(12.8)	(4.9)
	OIBDA	16	18	(10.3)	(2.3)
	OIBDA margin	24.5%	23.8%	0.7 p.p.
	CapEx	4	2	61.8	76.4

OIBDA is presented after management fees.
(2) Data for Telefónica Telecom (formerly Colombia Telecom) only include results for May-December 2006 period.
(3) Includes Guatemala, Panamá, El Salvador and Nicaragua

TELEFÓNICA LATINOAMÉRICA
SELECTED OPERATING DATA (III)
Unaudited figures (Euros in millions)
		January - March
		2007	2006	% Chg	% Var Local Cur

URUGUAY (TEM Uruguay)	Revenues	24	18	36.9	50.0
	OIBDA	6	4	52.1	66.6
	OIBDA margin	26.5%	23.8%	2.6 p.p.
	CapEx	2	1	197.1	225.4

TIWS	Revenues	65	53	21.5	25.0
	OIBDA	22	19	19.5	22.0
	OIBDA margin	34.5%	35.2%	(0.7 p.p.)
	CapEx	1	2	(74.2)	(74.2)

OIBDA is presented after management fees. Data for Telefónica de Argentina include the ISP business of Advance.

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica O2 Europe

The results of Telefónica O2 Europe for the first quarter include the 3 month period ended 31 March 2007. In the comparable period last year, O2 Group was included for the 2 month period February-March 2006 and Telefónica O2 Czech Republic and Telefónica Deutschland (now merged with O2 Germany) were included for the 3 month period ended 31 March 2006. In the first quarter of 2006, O2 Germany includes results from Telefónica Deutschland for the February-March period.

At the end of March 2007, Telefónica O2 Europe revenue was 3,534 million euros (2,409 million euros in 2006), and operating income before depreciation and amortization (OIBDA) reached 933 million euros (756 million euros in 2006). Operating Income (OI) was 15 million euros in the first quarter, mainly affected by the impact of higher assets amortizations derived from the Purchasing Price Allocation process, which also impacted negatively the 2006 OI comparable figure 73 milion euros.

Telefónica O2 Europe CapEx for the period ended March 2007 amounted to 493 million euros (406 million euros in the same quarter of last year).

Strategic and operational highlights:

  Performing ahead of plans in Slovakia. Telefónica O2 Slovakia launched a pre-registration campaign on 15 December 2006 for its launch offer "O2 Jednotky", offering pre-pay on-net calls for 2 Slovak crowns per minute and 8.50 Slovak crowns per minute for calls to all other networks and the Czech Republic, at anytime of the day. This generated over 600 thousand pre-registration applications. Commercial operations began on 2 February 2007 and in the first 12 days over 110,000 active customers were acquired. The second offer, "O2 Narovinu" launched in February, offering calls to all networks in Slovakia at any time for a flat rate of 8.50 Slovak crowns per minute. By the end of March the company had recorded 387 thousand active customers; by mid-April this number had reached over 400,000, ahead of initial plans to target a 5% market share by year end.

  Completion of the Strategic Review of Airwave. The strategic review of Airwave, announced in December 2006 and conducted by JPMorgan Cazenove, resulted in the announcement by Telefónica on 18 April that it had signed a definitive agreement with Guardian Digital Communications Ltd, wholly owned by Macquarie Communications Infrastructure Group and Macquarie European Infrastructure Fund II, on the disposal of Airwave for a total firm value of 2,982 million euros (2,015 million British pounds). This transaction was completed on 20th April 2007 and generated total net proceeds of 2,860 million euros (1,932 million British pounds).

  O2 extends "My Europe" roaming tariff. The reach of the My Europe ´high roamer´ service, offering discounts of up to 70% over standard voice roaming rates, was extended significantly during the quarter. For O2 Germany subscribers the service is now available in 19 European countries and for O2 UK customers in 31 European countries.

In the UK, the My Europe Extra ´high roamer´ service has been available for customers travelling to Spain since October 2006, and now includes France, Germany, and Italy among 30 new countries in addition to Spain. For a monthly subscription, travellers can make voice calls within most of mainland Europe and back to the UK for a flat-rate fee of 25 pence per minute. There is no charge for calls received regardless of which network the call is received on. For O2 Germany customers, outbound voice calls cost 39 euro cents per minute from 19 European countries.

  Telefónica O2 Czech Republic launches first bundled offers - O2 Duo Mobile and Trio. In March Telefónica O2 Czech Republic launched a complete package of telecommunications and entertainment services for one price under the name "O2 Trio". This new package provides customers with three services in one - O2 Internet Expres, O2TV multimedia television, and unlimited free national and local calling to fixed line networks for one monthly fee. The O2 Duo Mobile service, launched at the beginning of April, offers customers a fast ADSL connection and mobile calling for one monthly fee.

O2 UK

Total revenues in the 3 months to 31 March 2007 were 1,759 million euros, and increase of 65.5% in local currency compared to the 2 month period 1 February to 31 March 2006. On a like for like basis, growth was 10.2% in local currency. Net service revenue for the 3 months to 31 March was 1,621 million euros, an increase of 9.7% in local currency compared to the same period last year, driven by continued strong customer and ARPU growth.

Operating income before depreciation and amortization (OIBDA) for the 3 months to 31 March was 422 million euros, an increase of 38.5% in local currency compared to the 2 month period 1 February to 31 March 2006. On a like for like basis, this equates to a decline of 4.6% in local currency. The change in year end from March to December has impacted the year on year growth, with the first quarter of 2006 representing the last quarter of O2´s old reporting year (which ended in March). This has also led to different commercial activity in the first quarter of 2007 compared to 2006, and consequently higher commercial costs. As the year progresses, the year on year decline in OIBDA will be reversed.

OIBDA margin in the first quarter was 24.0%, reflecting additional investment in the customer proposition, mainly focused on retention, with upgrades in the quarter 22% higher than the same period last year. Margin levels for the rest of the year are expected to be above the level reported in the first quarter due to a reduction in commercial costs.

The quarter again saw tough competition in the market, but the business continued to perform well. Gross additions in the quarter were around 10% lower than the same period in 2006, reflecting the increasingly mature nature of the UK market but also the focus on customer retention. A total of 118,000 net new customers were added in the quarter, taking the base to 17.8 million, 8.6% higher than at the same time last year (excluding the Tesco Mobile customer base, which recently reported 1.4 million customers). O2 UK´s own channels accounted for around 60% of gross connections in the quarter. Blended average monthly churn in the quarter was flat year on year at 2.6%

A total of 80,000 net new contract customers were added in the quarter and at the end of the period contract customers made up 35.5% of the total base, compared to 34.8% in the same period last year. Quarterly monthly contract ARPU of 63.2 euros was down 0.9% quarter on quarter in local currency, due to the usual seasonal variations in business usage (higher in October and November vs. February and March), and broadly flat compared to the first quarter last year.

A total of 38,000 net new pre-pay customers were added in the quarter. Quarterly monthly pre-pay ARPU of 17.0 euros was 6.7% lower in local currency than the fourth quarter last year and 0.9% lower compared to the first quarter of last year.

As a result, O2 UK´s blended monthly ARPU of 33.3 euros was 2.8% lower than the fourth quarter last year in local currency, and 0.8% higher than the first quarter of last year, reflecting the increased weight of contract customers in the base and the continued growth in data ARPU offsetting declines in voice ARPU.

Quarterly monthly minutes of use were up 10.6% year on year at 179 minutes a month, driven by propositions such as "Treats" and "Long Weekends".

Data ARPU of 11.0 euros was 10.2% higher in local currency than the same period last year and 2.8% higher than the previous quarter, driven primarily by growth in text message volumes, up 29% year on year, as well as increasing usage of a range of non-SMS services.

O2 UK´s broadband unit Be had rolled out to over 632 exchanges by the end of the quarter, giving its broadband network a population coverage of around 40%, with 24,000 customers.

CapEx in the first quarter was 181 million euros, with continued expenditure on rolling out coverage of the 3G network as well as investment in the existing 2G network to ensure a high level of service.

O2 UK (in conjunction with Airwave) was ranked 5th in The Sunday Times´ 2007 Best Big Companies to Work For List, the highest ranking ever for a mobile operator, and has been awarded a two-star accreditation denoting an ´outstanding´ company. In addition, O2 was given first place in the "Best for Well Being" category and was short-listed in the "Best for Giving Something Back" category, an outstanding achievement for the first year that O2 has participated in the survey.

O2 UK promoted a number of products and services during the quarter, aimed at acquisition and retention of customers and revenue growth. These included:

  Fair Deal - existing pay monthly customers get the same as new customers, plus something extra with O2 Treats;

  Upgrade with O2 - pre-pay upgrades get 10% of top-ups back to use as a discount on the cost of a new handset or on call time;

  O2 Energy Saver options - launched as part of the "We´re in this together" campaign to help individuals cut their personal CO2 emissions. Option one offers customers who decide not to replace their phone at the end of their contract (thus saving the energy involved in the manufacture and distribution of a new device) a choice of either 100 British pounds credit, or 95 British pounds credit and a 5 British pounds donation to the O2 Energy Saver fund. O2 UK matches this donation, giving a total of £10. The second option offers a SIM only "paperless" tariff, with all bills and services delivered online, provided the customer keeps their current phone. For every customer who signs up O2 UK will make a 5 British pounds donation to the O2 Energy Saver fund;

  Business Specialist & SME Starter Pack - SME customers now have access to Business Specialists in local O2 retail stores and by phone for assistance and advice. The SME Starter Pack Tariff offers 2 free months´ subscription to any of O2´s bundled business voice tariffs, a dedicated UK-based customer service team available 24 hours a day and 2 months´ free access to the O2 Concierge service;

  The Xda Graphite, a new 3G Microsoft® Windows® Mobile 5.0 smartphone for customers that want the functionality of a PDA on a phone. The Xda Graphite features direct push email giving real time access to Microsoft® Outlook® Inbox, Calendar, Contacts and Tasks, 3G and WLAN connectivity, an MP3 player and 2.0 megapixel camera.

O2 GERMANY

O2 Germany now includes Telefonica Deutschland and comparable 2006 figures have been restated on this basis. Total revenues in the 3 months to 31 March 2007 were 843 million euros, an increase of 46.1% compared to the two months period ended 31 March 2006. On a like for like basis, this represents a decline of 3.0%. Mobile service revenue for the 3 months to 31 March 2007 was 697 million euros, down 4.6% on a like-for-like basis compared to the same period last year, reflecting the continued ARPU weakness in the German market and the impact of the 20% termination rate cut in November 2006, partly offset by growth of the customer base. The termination rate cut reduced first quarter service revenue by over 4%.

Operating income before depreciation and amortization (OIBDA) for the 3 months to 31 March 2007 was 161 million euros, an increase of 23.6% compared to the period ended 31 March 2006, and on a like for like basis representing a decline of 5.6%. The change in year end from March to December has impacted the year on year growth, with the first quarter of 2006 representing the last quarter of O2´s old reporting year (which ended in March). This has also led to different commercial activity in the first quarter of 2007 compared to 2006 and consequently higher commercial costs. As the year progresses, the year on year decline in OIBDA will be reversed.

OIBDA margin in the first quarter was 19.1%, reflecting the consolidation of Telefonica Deutschland, as well as additional investment in the customer proposition, mainly focused on retention with upgrades in the quarter 24% higher than the same period last year.

In a highly competitive environment, a total of 159,000 net new customers were added in the quarter, taking the base to 11.2 million, 10.7% higher than at the same time last year. The Tchibo Mobile customer base grew by 46,000 to 873,000 by the end of the quarter.

O2 Germany added a total of 94,000 net new contract customers in the quarter, with quarterly monthly ARPU of 34.2 euros, 12.7% lower than the previous quarter, and 11.2% lower than the same quarter last year. This reflected the impact of the termination rate cut in November 2006, seasonal usage patterns, increasing competition in the German market and the introduction of new customer offers. For a segment of the contract customer base that remains on legacy tariffs, usage and consequently ARPU has declined as the market has become more competitive. In future quarters campaigns will be launched to migrate these customers to better value tariffs to stimulate usage and explore ARPU potential. Plans to acquire more higher value contract customers will also be executed throughout the rest of the year.

A total of 65,000 net new pre-pay customers were added in the quarter. Quarterly monthly ARPU of 6.8 euros was 17.8% lower than the previous quarter and 25.7% lower than the first quarter last year, reflecting, in addition to the above mentioned factors, higher market penetration and the growth in multiple SIM ownership and lower minutes of use. Additional pre-pay customer acquisition campaigns featuring both new O2 propositions and new offers from partners, will be launched during the rest of the year.

Blended quarterly monthly ARPU in the first quarter was 20.5 euros, down 13.5% from the previous quarter and 14.8% from the same quarter last year. This trend reflects the ongoing impact of the termination rate cuts, the rapid growth in the pre-pay customer base over the past 12 months, which now makes up over 50% of the total base, and the increasingly competitive market environment. Termination rate cuts reduced monthly ARPU in the quarter by approximately 1 euro.

Blended quarterly monthly minutes of use grew by 1.6% year on year to 129 minutes, driven by new propositions such as Genion flat rate and Genion S/M/L. Since launch in late November 2006, the new Genion S/M/L tariffs have attracted 758,000 customers, with significantly higher MoU than the average O2 customer (around 3 times). O2 Germany now has a total of 3.94 million Genion customers (70% of the post-pay base), with 83% of all net new post-pay customers opting for one of the Genion tariffs.

Monthly data ARPU was 5.1 euros, 13.9% less than the previous quarter and 14.2% lower than the first quarter last year due to the higher number of lower spending pre-pay users in the base and a shift from SMS to voice usage with the introduction of flat rate voice tariffs. To address the imbalance of voice vs. data and SMS tariffs O2 Germany refreshed its data and SMS packs during the quarter

CapEx in the quarter was 203 million euros, with continued expenditure on both the 3G and 2G networks.

"Kundenmonitor Deutschland", the largest independent and cross-sector study measuring customer satisfaction in Germany, ranked O2 as the company with the highest customer satisfaction in the mobile phone service provider sector.

O2 DSL had acquired 31,000 customers by the end of the quarter, with Telefonica Deutschland reporting 258,800 ULL lines at the end of the quarter, from just over 11,000 lines at the end of the first quarter in 2006. Equivalent ADSL lines in service reached just over 780,000 at the end of March, an increase of 58% year on year. During the quarter Telefónica Deutschland signed an agreement with HanseNet Telekommunikation, owned by Telecom Italia, to expand their strategic relationship and expand the availability of the Alice product through the supply of a fixed number of additional DSL lines. Since early 2006, HanseNet´s ´Alice´ service has been using Telefónica´s DSL infrastructure. The expansion of the agreement between the two companies underscores Telefónica´s leading position as an infrastructure service provider in Germany.

The Telefónica Deutschland DSL network will access almost 60% of all German households by summer 2007, with almost 2,500 main distribution frames (MDF´s), and will operate one of the largest platforms enabling multimedia applications such as voice over Internet protocol (VOIP), TV via DSL, video on demand, or HDTV broadcasting based on ADSL2+ technology. In addition, HanseNet has also agreed an exclusive contract with O2 Germany to offer mobile services through its AOL brand in Germany.

O2 Germany launched a number of new products and services during the quarter, including:

  My Europe Top, offering new international tariffs to 19 European countries. Calls both from My Europe Top country to Germany, and within the country being visited, cost 39 cents/min. There is no charge for receiving a call for the first 100 minutes, with a 39 cents/min charge for additional minutes. My Europe is available as a tariff option with a monthly fee of 8 euros;

  Extension of the new Genion S/M/L tariff scheme to include mobile Internet access and SMS. Within the homezone the Internet@home pack S costs 3 cent/min for Internet access; the M pack includes 1,000 MB for 10 euros/month. For usage outside the homezone Internet pack S costs 9 cent/min and Internet pack M includes 200 MB for 10 EUR/month. The L pack, for access both within and outside the homezone, includes 5 GB for 25 euros/month.

  SMS packs were also revised - the S pack, priced at 5 euros/month, includes free on-net SMS and 19 cent/SMS for off-net SMS; the M pack costs 12 euros/month and includes 100 SMS/month to all networks; the L pack, for 20 euros/month, includes 250 SMS/month to all networks. The Internet and SMS packs are available for all O2 Genion and O2 Active customers;

  Business customer promotion - from 15 March until 30 April 2007 new business customers taking the Business Flat tariff (25 euros/month SIM only, 35 euros with handset) receive 50 off-net minutes/month for 6 months.

O2 IRELAND

Revenues in the 3 months to 31 March were 237 million euros, an increase of 52.8% compared to the 2 month period 1 February to 31 March 2006, representing growth of 1.7% on a like for like basis. Mobile service revenue for the 3 months to 31 March was 224 million euros, an increase of 1.1% compared to the same period of last year, reflecting declines in ARPU, mainly as a result of a further termination rate cut in January 2007 (RPI minus 11%), offset by growth of the customer base. The termination rate cut reduced first quarter service revenue by 0.7%.

Operating income before depreciation and amortization (OIBDA) for the 3 months to 31 March was 78 million euros, an increase of 21.3% compared to the 2 month period 1 February to 31 March 2006, representing a decline of 16.2% on a like for like basis. The change in year end from March to December has impacted the year on year growth, with the first quarter of 2006 representing the last quarter of O2´s old reporting year (which ended in March). This has led to different commercial activity in the first quarter of 2007 compared to 2006 and consequently higher commercial costs. As the year progresses, the year on year decline in OIBDA will be reversed. OIBDA margin in the first quarter was 32.9%.

In a competitive market O2 Ireland traded well, with gross connections at a broadly similar level to the first quarter last year. 1,000 net new customers were added in total during the quarter, taking the total base to 1.6 million customers, 2.5% higher than at the same time last year.

O2 Ireland added a total of 14,000 net new contract customers in the quarter. Quarterly monthly ARPU of 82.0 euros was 5.9% lower than the first quarter last year but 0.7% ahead of the previous quarter.

In keeping with previous March quarters and reflecting the impact of inactivity on the base after the Christmas period, the pre-pay customer base fell during the quarter, by 13,000 customers. Monthly pre-pay ARPU was 28.0 euros, down 3.0% on the same period a year ago and 5.3% compared to the previous quarter.

Blended monthly ARPU of 44.2 euros was reduced by approximately 0.3 euros due to the termination rate cut and was 1.0% lower than the same quarter last year and down 1.7% quarter on quarter.

Quarterly monthly minutes of use increased by 9.1% year on year to 240 minutes, mainly due to the ongoing success of usage stimulation promotions such as 1 euro cent weekends on pre-pay.

Monthly data ARPU was 11.5 euros, 15.4% higher than the fourth quarter last year and 20.9% higher than the first quarter last year.

In addition O2 Ireland launched a number of pricing initiatives and services during the quarter. These included:

  From 15th Feb - 1st April: 6 months Double Minutes and 3 months free insurance for first time connections on all Active Life price plans (excluding Active 40,Text 400 and Easy Life plans).

  Start of consumer trials of broadcast mobile tv. 350 O2 customers in the greater Dublin area will be able to catch their favourite shows on the move, with thirteen TV channels signed up for the trial, including RTE1, RTE2, TV3, Sky Sports, Sky News, Setanta Sports and The Discovery Channel, as well as interactive music and games channels. O2 is the first mobile operator in Ireland to trial broadcast mobile TV with consumers. The trial will run until 31st August 2007

O2 Ireland also continued to promote the following offers:

  Business Unlimited. A major initiative for the business sector giving free on-net calls in Ireland for a flat monthly fee per user. This tariff represents significant potential savings for small and medium sized businesses in Ireland, which make on average 40% of their calls to O2 mobiles.

  Extension of the Napster mobile service to all 3G handsets. Napster Mobile allows O2 Ireland customers to search, browse, preview and purchase content from Napster´s immense music catalogue of over two million songs. The subscription fee to download tracks is free until 31st May for pre-pay and postpay customers.

O2 AIRWAVE

During the quarter Airwave announced the Welsh Ambulance Service had signed a 10 year contract worth 32 million British pounds to use its service, as well as a contract with London Underground Limited valued at 115 million British pounds to provide Airwave coverage for the emergency services throughout London´s underground network. Airwave has now contracted with all the "blue light" emergency services in the UK to supply a secure digital communications system.

In Late March Airwave announced it had won it first overseas contract, supplying a consultancy service to Siemens for the Norwegian public safety radio network. Siemens has entered into a turn-key contract with the Norwegian authorities for the network and will also provide the control rooms in conjunction with Frequentis as well as operation and maintenance of the network. The first users of the network will be the Norwegian public emergency services of fire, police and health. O2 Airwave will provide consultancy advice on the design and implementation of the network operations. This advice will draw directly upon O2 Airwave´s own experience of operating the UK´s national TETRA communications network which provides secure mobile communications to over 220,000 users.

As previously stated, Telefónica announced on 18 April that it had signed a definitive agreement with Guardian Digital Communications Ltd, wholly owned by Macquarie Communications Infrastructure Group and Macquarie European Infrastructure Fund II, on the disposal of Airwave. The transaction was completed on 20 April 2007 and going forwards Airwave will no longer be included in the review of Telefónica O2 Europe.

TELEFÓNICA O2 CZECH REPUBLIC

Revenues for the first quarter amounted to 539 million euros, up 2.6% in local currency. The Czech mobile business was the key driver of this growth, with the Czech fixed line business reporting a slight decrease in revenues year on year , reversing the trend seen during recent quarters.

Consolidated operating expenses grew by 5.8% in local currency in the first three months of the year, mainly due to an increase in external costs and costs related to the launch of the Slovak business, which started commercial service on 2 February. Operating income before depreciation and amortization (OIBDA) amounted to 251 million euros, a decrease of 2.1% in local currency, giving a margin of 46.6%, 2.3 percentage points lower than the first quarter of 2006, with around 2 points coming from the impact of the Slovak operations.

Total CapEx for the Telefónica O2 Czech Republic Group in the first quarter amounted to 29 million euros, a decrease of 16.3% in local currency. A 45.6% decrease in CapEx related to the mobile segment, due to significant investments in the UMTS network recorded during the first quarter of 2006, was partially offset by an increase in "other subsidiaries" (17.3% of total CapEx), mainly due to the deployment of infrastructures in Slovakia. However, the year on year decrease in total CapEx in the first quarter does not represent the expected trend for the rest of the year, with CapEx for the full year still expected to be around 300 million euros.

The Czech mobile business continued its focus on increasing the attractiveness of traditional voice and data packages and its policy of pre-pay to contract customer migration to increase the ARPU potential of these customers and reduce churn. The total number of mobile customers increased by 3.1% year-on-year to 4.8 million at the end of March. A total of 91,000 net contract customers were added in the quarter, bringing the total contract base to 1.97 million, an increase of 19.7% year on year, with contract customers representing 40.6% of total customer base from a 35.0% a year ago. The pre-pay customer base declined by 5.9% year on year to 2.87 million at the end of March, with a reduction of 116,000 customers in the first quarter alone, mainly due to the pre-pay to contract migration strategy. Blended average monthly churn in the first quarter amounted to 2.0%, up from 1.8% in the same period of last year.

Revenues for the Czech mobile business increased by 4.8% year-on-year in local currency to reach 272 million euros, with a 5.8% year on year increase in revenues from voice services, reflecting both the increasing share of contract customers paying monthly fees and growing usage - average blended minutes of use increased by 13.5% year on year to 109 minutes. Average monthly blended ARPU was 17.7 euros, an increase of 1.2% year on year in local currency. Internet&Data revenues, which represent close to 6% of domestic mobile revenues, recorded a 17.9% year-on-year increase in local currency mainly due to the success of flat data rates on CDMA, GPRS and UMTS technologies (174,000 customers at the end of March).

Activities in the Czech fixed line business continue to be focus on the extension of broadband Internet services and increasingly the ICT/Business Solutions area. In March and April, Telefónica O2 Czech Republic introduced its first convergent product (O2 Duo Mobile) and also its first triple play offer (O2 Trio), aiming to enhance the value of the fixed line offer and reduce churn.

The total number of fixed telephony accesses fell by 18.8% to reach 2,3 million at the end of March, recording net losses of 114,000 in the first quarter, compared to 162,000 net disconnections in the same period of the previous year, reflecting the strong fixed to mobile substitution effect in the Czech market. Total broadband ADSL accesses (retail+wholesale) reached 503,000 at the end of March, with a net gain of 33,000 accesses in the first quarter. Retail accesses represented 87.1% of total ADSL accesses compared to 83.8% at the end of the first quarter 2006. Total number of O2 TV customers increased to 26,000 at the end of March, with currently about 40% of net additions being self-installed by customers.

Revenues for the Czech fixed line business went down slightly by 0.1% year-on-year in local currency to reach 266 million euros. Year on year growth of 20.7% in the Internet and Broadband business (representing 12.8% of fixed line revenues) offset the decline of 9.6% in the Traditional Voice business (32.5% of fixed line revenues) and the decline of 1.5% in Traditional Access business (34.0% of fixed line revenues), the latter being positively impacted by the residential monthly fees increase in April 2006. Revenues from Data services, which represent 13.9% of fixed line revenues, decreased slightly by 0.3% year-on-year in local currency as a decline of 7.2% in revenues from leased line services was almost offset by a 9.0% year-on-year increase of revenues from network data services mainly based on IP over ADSL accesses.

Telefónica O2 Slovakia launched its pre-registration campaign for O2 Jednotkas on 15th December 2006, which resulted in over 600,000 pre-subscribers. Commercial activity in the pre-pay segment began on 2 February, followed by the launch of the comprehensive O2 Narovinu tariff. By the end of March the company had recorded 387,000 active customers and recently it announced that this number had reached over 400,000.

TELEFÓNICA O2 EUROPE
ACCESSES
Unaudited figures (thousands)
	2006				2007
	March	June	September	December	March	% Chg
Final Clients Accesses	36,267.9	36,886.0	37,564.5	38,310.9	38,866.0	7.2
Fixed telephony accesses (1)	2,876.6	2,726.1	2,598.3	2,462.9	2,347.8	(18.4)
Internet and data accesses	596.7	572.7	564.6	607.1	627.3	5.1
Narrowband	292.4	224.3	178.6	143.7	110.9	(62.1)
Broadband	291.8	335.9	373.9	451.9	505.2	73.1
Other	12.6	12.5	12.1	11.6	11.2	(11.3)
Cellular accesses	32,794.6	33,587.2	34,398.9	35,225.2	35,865.5	9.4
Contract	19,892.3	20,320.6	20,757.5	21,143.6	21,504.0	8.1
Prepaid	12,902.3	13,266.6	13,641.3	14,081.7	14,361.5	11.3
Pay TV	0.0	0.0	2.8	15.6	25.5	n.c.
Wholesale Accesses (2)	82.1	119.2	160.7	243.8	329.5	n.s.
Total Accesses	36,350.0	37,005.2	37,725.2	38,554.7	39,195.5	7.8
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes Unbundled Lines by T. Deutschland.
Note: Cellular accesses, Fixed telephony accesses and Broadband accesses include MANX customers and Telefónica Telecom.

TELEFÓNICA O2 EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March
	2007	2006	% Chg
Revenues	3,534	2,409	46.7
Internal exp capitalized in fixed assets (1)	57	34	66.6
Operating expenses	(2,659)	(1,687)	57.6
Other net operating income (expense)	1	3	(50.4)
Gain (loss) on sale of fixed assets	(0)	(2)	(97.0)
Impairment of goodwill and other assets	0	(1)	c.s.
Operating income before D&A (OIBDA)	933	756	23.3
Depreciation and amortization	(918)	(683)	34.5
Operating income (OI)	15	73	(80.2)
Note: Figures are presented considering the Purchase Price Allocation of O2 as of February 2006.
Note: "Bad debt provisions" have been reclassified from "Other net operating income (expense)" to "Operating expenses".
Note: Telefónica O2 Europa includes in 2006 Telefónica O2 Czech Republic (January-December), T. Deutschland (January-December) and O2 Group (February-December).
(1) Including work in process.

TELEFÓNICA O2 EUROPE
ACCESSES BY COUNTRIES
Unaudited figures (Thousands)
	2006				2007
	March	June	September	December	March	% Chg

UK
Final Clients Accesses	16,340.6	16,814.3	17,337.7	17,650.0	17,774.9	8.8
Internet and data accesses	0.0	0.0	0.0	16.8	24.0	n.c.
Narrowband	0.0	0.0	0.0	16.8	24.0	n.c.
Cellular accesses	16,340.6	16,814.3	17,337.7	17,633.2	17,750.9	8.6
Prepaid	10,654.4	10,940.5	11,255.8	11,415.1	11,452.9	7.5
Contract	5,686.2	5,873.8	6,081.9	6,218.1	6,298.0	10.8
Total Accesses	16,340.6	16,814.3	17,337.7	17,650.0	17,774.9	8.8

GERMANY
Final Clients Accesses	10,099.0	10,335.3	10,628.7	11,043.8	11,215.2	11.1
Internet and data accesses	0.0	0.0	0.0	19.0	31.4	n.c.
Narrowband	0.0	0.0	0.0	19.0	31.4	n.c.
Cellular accesses	10,099.0	10,335.3	10,628.7	11,024.8	11,183.8	10.7
Prepaid	4,986.9	5,143.3	5,340.7	5,544.1	5,609.6	12.5
Contract	5,112.1	5,192.1	5,288.0	5,480.7	5,574.2	9.0
Wholesale Accesses (1)	11.1	40.0	75.3	149.3	227.4	n.m.
Total Accesses	10,110.1	10,375.3	10,704.0	11,193.1	11,442.6	13.2

IRELAND
Cellular accesses	1,593.0	1,598.4	1,602.8	1,631.7	1,632.5	2.5
Prepaid	1,154.2	1,146.7	1,134.7	1,146.7	1,133.6	(1.8)
Contract	438.8	451.7	468.1	485.1	499.0	13.7
Total Accesses	1,593.0	1,598.4	1,602.8	1,631.7	1,632.5	2.5

CZECH REPUBLIC
Final Clients Accesses	8,100.0	7,999.8	7,854.3	7,842.9	7,712.3	(4.8)
Fixed telephony accesses (2)	2,816.5	2,666.0	2,537.3	2,402.5	2,287.5	(18.8)
Internet and data accesses	588.4	563.6	554.6	560.3	559.9	(4.8)
Narrowband	292.4	224.3	178.6	143.7	110.9	(62.1)
Broadband	283.5	326.8	363.9	405.1	437.9	54.5
Other	12.6	12.5	12.1	11.6	11.2	(11.3)
Cellular accesses	4,695.0	4,770.2	4,759.7	4,864.5	4,839.5	3.1
Prepaid	3,051.8	3,043.1	2,978.3	2,989.7	2,873.2	(5.9)
Contract	1,643.2	1,727.1	1,781.3	1,874.8	1,966.3	19.7
Pay TV	0.0	0.0	2.8	15.6	25.5	n.c.
Wholesale Accesses	71.0	79.2	85.4	94.5	102.1	43.8
Total Accesses	8,171.0	8,079.0	7,939.8	7,937.4	7,814.4	(4.4)

SLOVAKIA
Cellular accesses	-	-	-	-	386.8	n.c.
Prepaid	-	-	-	-	386.8	n.c.
Contract	-	-	-	-	0.0	n.c.
Total Accesses	-	-	-	-	386.8	n.c.

(1) Includes Unbundled Lines by T. Deutschland.
(2) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.

TELEFÓNICA O2 EUROPE
SELECTED OPERATING DATA CELLULAR BUSINESS BY COUNTRIES
Unaudited figures
	2006				2007
	1Q	2Q	3Q	4Q	1Q	% Chg Local Cur

O2 UK
MOU (minutes)	162	169	175	180	179	10.6
ARPU (EUR)	32.3	33.1	34.0	34.1	33.3	0.8
Prepaid	16.8	17.3	17.9	18.2	17.0	(0.9)
Contract	61.6	62.7	63.9	63.5	63.2	0.2
Data ARPU	9.8	10.0	10.6	10.7	11.0	10.2
%non-P2PSMS over data revenues	12.5%	13.3%	13.1%	12.5%	13.4%	0.9 p.p.

O2 GERMANY
MOU (minutes)	127	128	124	129	129	1.6
ARPU (EUR)	24.1	24.2	25.3	23.7	20.5	(14.8)
Prepaid	9.2	8.9	9.0	8.3	6.8	(25.7)
Contract	38.6	39.1	41.7	39.2	34.2	(11.2)
Data ARPU	5.9	5.4	5.8	5.9	5.1	(14.2)
%non-P2PSMS over data revenues	23.0%	21.5%	21.4%	22.6%	24.9%	1.9 p.p.

O2 IRELAND
MOU (minutes)	220	237	241	246	240	9.1
ARPU (EUR)	44.6	45.8	45.2	45.0	44.2	(1.0)
Prepaid	28.9	29.4	29.8	29.6	28.0	(3.0)
Contract	87.1	88.2	83.5	81.4	82.0	(5.9)
Data ARPU	9.5	9.5	9.9	10.0	11.5	20.9
%non-P2PSMS over data revenues	13.8%	15.6%	18.4%	19.6%	19.9%	6.1 p.p.

T. O2 CZECH REPUBLIC (1)
MOU (minutes)	96	102	102	109	109	13.5
ARPU (EUR)	17.1	17.9	18.3	18.8	17.7	1.2
Prepaid	7.9	8.4	8.6	8.8	8.3	2.7
Contract	34.8	34.8	34.9	35.0	32.2	(9.4)
Data ARPU	3.7	3.7	3.8	4.0	3.8	0.9
%non-P2PSMS over data revenues	39.1%	38.7%	43.0%	40.0%	41.0%	1.9 p.p.

Note: MOU and ARPU calculated as monthly quarterly average.
(1) KPIs for cellular business in Czeck Republic do not include Eslovaquia.

TELEFÓNICA O2 EUROPE
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
		January - March
		2007	2006	% Chg	% Chg Local Cur

O2 UK (1)	Revenues	1,759	1,039	69.4	65.5
	OIBDA	422	298	41.7	38.5
	OIBDA margin	24.0%	28.7%	(4.7 p.p.)
	CapEx	181	156	16.0	13.3

O2 GERMANY (2)	Revenues	843	577	46.1	46.1
	OIBDA	161	131	23.6	23.6
	OIBDA margin	19.1%	22.6%	(3.5 p.p.)
	CapEx	203	171	18.7	18.7

O2 IRELAND (1)	Revenues	237	155	52.8	52.8
	OIBDA	78	64	21.3	21.3
	OIBDA margin	32.9%	41.4%	(8.5 p.p.)
	CapEx	49	25	97.6	97.6

TELEFONICA O2 CZECH REPUBLIC	Revenues	539	515	4.7	2.6
	OIBDA	251	252	(0.1)	(2.1)
	OIBDA margin	46.6%	48.9%	(2.3 p.p.)
	CapEx	29	34	(14.6)	(16.3)

(1) In 2006 includes February-December period.
(2) In 2006 includes February-December period for O2 Germany and Telefónica Deutschland.

RESULTS BY REGIONAL BUSINESS UNITS

Others Companies

ATENTO GROUP

Revenues for the Atento Group reached 271 million euros during the first quarter of the 2007 financial year, a growth of 6.3% when compared to the same period of 2006, as a result of the growth of the business activity.

With regards to revenue figures generated by external clients to the Telefónica Group, these have increased 2.9 p.p. in relation to the first quarter of 2006, reaching 48.3% by the end of March 2007.

The main clients who contributed to the growth of the Atento Group´s revenues were:

  Brazil: Increased activity of Speedy and Atento ao Cliente.

  Mexico: Higher sales from BBVA, particularly in Telecobranza and Finanzia services due to higher management and improved attendance level.

  Venezuela: Significant growth in revenues with Movilnet due to one-off negotiations on the billing of the available minutes generated by the service. There has also been an increase in services from CANTV Group through telesales campaigns and the entry of new financial clients such as Econoinvest.

  Colombia: Growth in the operation with Microsoft due to the launch of new products, increased traffic with Colpatria CAT, and a rise in operations with ETB.

In terms of the geographic distribution of revenues, Brazil weighted 40.0% and Spain 26.1% of the total, which combined represented 4.2 percentage points less than in March 2006; Atento Mexico maintained a significant growth and achieved 11.3% of revenues compared with 9.1% in March 2006; Chile contributed 5.8% compared to 5.9% in the previous year and Venezuela reached 3.9% compared to 3.2% in March 2006.

Operating costs presented a year-on-year growth of 6.5% totalling 236 million euros, mainly as a consequence of the increase in personnel costs (+4.3% year-on-year) in response to the Group´s activity growth.

Operating income before depreciation and amortization (OIBDA) of the Atento Group rose to 36 million euros, a year-on-year growth of 3.8% due to revenue growth despite the impacts of higher costs of leasing and facilities maintenance. In terms of profitability the OIBDA margin stood at 13.2%, 0.3 percentage points lower than the one registered at the end of March 2006. In relation to OIBDA contribution, Atento Brazil represented 43.8% overall, with 16 million euros. Other operations registering high OIBDA contributions were Mexico with 15.9% (6 million euros), Chile with 9.3% (3 million euros), Peru with 7.7% (3 million euros), and Venezuela with 6.7% (2 million euros).

Cumulative operating income for March 2007 rose to 28 million euros, a year-on-year growth of 3.8%.

Cumulative CapEx for March 2007 reached 3 million euros compared to 4 million euros during the same period of the previous year, concentrated mainly in Mexico, Brazil, Peru, Venezuela and Argentina.

Operating cash flow (OIBDA-Capex) presented a growth of 6.5% with respect to that accumulated in March 2006, reaching 33 million euros as a result of the ongoing progress of operating results and lower CapEx.

At an operational level, the Atento Group registered 49,130 positions in place by the end of March 2007, 22.4% more than in 2006. The average number of occupied positions for 2007 stands at 39,052. In terms of productivity, this stood at 78.0%, a decrease of 2.2 percentage points in relation to March 2006.

ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March
	2007	2006	% Chg
Revenues	271	255	6.3
Internal exp capitalized in fixed assets (1)	0	0	n.m.
Operating expenses	(236)	(221)	6.5
Other net operating income (expense)	0	0	n.m.
Gain (loss) on sale of fixed assets	(0)	0	n.m.
Impairment of goodwill and other assets	0	0	n.m.
Operating income before D&A (OIBDA)	36	35	3.8
Depreciation and amortization	(7)	(7)	3.7
Operating income (OI)	28	27	3.8
(1) Including work in process.

ADDENDA

Key Holdings of the Telefónica Group detailed by regional business units

TELEFÓNICA GROUP		TELEFÓNICA O2 EUROPE
	% Part		% Part
Telefónica España	100.00	O2 UK	100.00
Telefónica Móviles España	100.00	O2 Gemany	100.00
Telyco	100.00	O2 Ireland	100.00
Telefónica Telecomunic. Públicas	100.00	Manx	100.00
T. Soluciones de Informatica y	100.00	Airwave (1)	100.00
Comunicaciones de España		Be	100.00
Iberbanda	51.00	Telefónica O2 Czech Republic (2)	69.41
Medi Telecom	32.18	(1) Airwave has been sold in April.
		(2) Company owned through Telefónica S.A.

TELEFÓNICA LATINOAMÉRICA		OTHER PARTICIPATIONS
	% Part		% Part
Telesp (1)	87.95	3G Mobile AG (Switzerland)	100.00
Telefónica del Perú	98.18	Endemol (1)	99.73
Telefónica de Argentina	98.03	Atento Group	91.35
TLD Puerto Rico	98.00	Group 3G (Germany)	57.20
Telefónica Chile	44.89	Mobipay Internacional	50.00
Telefónica Telecom	52.03	Tempos 21 (2)	43.69
Telefónica USA	100.00	IPSE 2000 (Italy) (2)	39.92
T. Intern. Wholesale Serv. (TIWS) (2)	100.00	Lycos Europe	32.10
Brasilcel (3)	50.00	Sogecable (3)	16.76
T. Móviles Argentina	100.00	Mobipay España (2)	13.36
T. Móviles Perú	98.53	Hispasat	13.23
T. Móviles México	100.00	Portugal Telecom (4)	9.84
TM Chile	100.00	China Netcom Group (5)	5.00
T. Móviles El Salvador	99.08	BBVA	1.07
T. Móviles Guatemala	100.00	Amper	6.10
Telcel (Venezuela)	100.00	(1) Ownership held by Telefónica S.A. Endemol Holding NV is the parent company of Endemol Group and owns 75% of Endemol NV, company quoted in the Amsterdam Stock Exchange.
T. Móviles Colombia	100.00	(2) Ownership indirectly held by Telefónica Móviles España.
Otecel (Ecuador)	100.00	(3) Telefónica de Contenidos, S.A. holds 15.63% and Telefónica, S.A. holds 1.13%.
T. Móviles Panamá	99.99	(4) Telefónica Group's effective participation. Telefónica Group participation would be 9.96% if we exclude the minority interests.
T. Móviles Uruguay	100.00	(5) Ownership held by Telefónica Latinoamérica.
Telefonía Celular Nicaragua	100.00
Telefónica Móviles Chile	100.00
T. Móviles Soluciones y Aplicac. (Chile)	100.00
(1) Effective participation 88.01%.
(2) Telefónica, S.A. owns 92.51% y Telefónica DataCorp owns 7.49%.
(3) Joint Venture which fully consolidates the subsidiary Vivo, S.A., through participation at Vivo Participaçoes, S.A. (62.94%)

ADDENDA

Significant Events

  On May 17th, 2006, Telefónica, S.A., will pay a final dividend of a fix gross amount of 0.30 euros against 2006 profits, for each Company share issued, in circulation and carrying entitlement to this dividend.

  The 14th of May, 2007, Telefónica, S.A. entered into an agreement for the sale of its 99.7% stake in Endemol Investment Holding BV to a newly incorporated vehicle.

The newly incorporated vehicle is jointly and equally owned by (i) Mediacinco Cartera SL, a newly incorporated entity owned by Mediaset SpA and its quoted subsidiary Gestevisión Telecinco, S.A., (ii) Cyrte Fund II B.V. and (iii) GS Capital Partners VI Fund, LP.

The total consideration for the sale of Endemol Holding amounts to 2,629 million euros for 75% of Endemol NV valued at 25 euros per share cum dividend and including the additional assets and liabilities within Endemol Holding and its subsidiaries.

As part of the agreement, the Consortium has committed to launch an unconditional public offer for the remaining 25% of Endemol NV at a price at least equal to 25 euros per share cum dividend, as soon as practicable after closing of this transaction.

The agreement is subject to obtaining of the relevant regulatory authorisations.

  On May 10th 2007, the Annual General Shareholders´ Meeting of Telefónica S.A., approved to reduce the share capital of the Company by 147,633,912 euros, by the redemption of 147,633,912 own shares.

  On April 28th, 2007, the Board of Directors of Pirelli, and Edizione (Benetton Group), agreed to sell their stakes in Olimpia, principal shareholder of Telecom Italia, to a consortium made up of Telefónica, the group´s industrial partner, the insurance company Generali, the banks Mediobanca and Intesa Sanpaolo, and Benetton (partially reinvesting in the consortium). The operation is subject to the mandatory authorisations. The new consortium, in which Telefónica holds 42.3% of the shares, will have a 23.6% participation in Telecom Italia´s ordinary capital (with voting rights; 18% indirectly through Olimpia and 5.6% directly), thus becoming the largest shareholder of the Italian operator. The other members of the consortium have the following shareholdings: Generali (28.1%), Mediobanca (10.7%), Intesa Sanpaolo (10.7%) and Benetton (8.2%). The new company starts out with a capital structure of 5,145 million euros, representing a 2,314 million euro investment for Telefónica. An additional capital increase of 900 million euros is foreseen in which Telefónica will have the right to subscribe for new shares on a pro-rata basis, in accordance with its current participation. The agreement enables Telefónica to enter Telecom Italia´s Board with two members.

  On April 18th, 2007, Telefónica O2 Europe PLC, a 100% subsidiary of Telefónica, S.A., and O2 Holdings LTD, a wholly owned company by Telefónica O2 Europe PLC, signed a final binding agreement with Guardian Digital Communications Limited, a company wholly owned by funds managed by the MacQuarie Group, for the disposal of 100% of Airwave O2 LTD. The parties agreed to complete the transaction on 20th April 2007. The total value of Airwave O2 LTD (firm value) is 2,982 million euros (2,015 million British pounds), generating total net proceeds for O2 Holdings LTD at completion of 2,860 million euros (1,932 million British pounds) after deducting Airwave O2 LTD´s net debt and other liabilities.

ADDENDA

Changes to the Perimeter and Accounting Criteria of Consolidation

In the period January-March of 2007, the main changes have occurred in the consolidation perimeter were the following

TELEFÓNICA GROUP

  In March, Telefónica board of Directors approved the sale of 100% of the Group stake in the British Company Airwave O2 Ltd. In the Telefónica Group´s consolidated financial statements as of 31st of March 2007, assets and liabilities were reclassified in the captions "Non current assets classified as held for sale" and "Liabilities associated with non current assets classified as held for sale".

OTHER COMPANIES

  The Spanish company Communicapital Gestión, S.A., affecting the consolidation perimeter. The company, has been liquidated which was included in the financial statements of Telefónica Group using the full integration method, has been removed from the perimeter of consolidation.

  During the first quarter of 2007, the Telefónica Group sold shares in the Italian company Ipse 2000 S.p.A. reducing its direct and indirect percentage in the Italian company to 39.9158%. The company continues to be incorporated in the consolidated financial statements of the Telefónica Group using the equity method.

  Telefónica acquired 4,557 shares in the Dutch company Endemol Investment Holding, B.V. throughout 2007. Following these purchases, the stake in the share capital of this company has risen to 99.73%. The company continues to be incorporated in the Telefónica Group consolidated statements using statements using the full integration method.

  In February 2007 the company sold 100% of its stake in Endemol France to the company Endemol, N.V., in which the Group has 75% participation. The company continues to be incorporated in Telefónica Group financial statements using the full integration method.

DISCLAIMER

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company´s Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications.

For additional information, please contact.

Investor Relations

Gran Vía, 28 - 28013 Madrid (Spain)

Phone number:

+34 91 584 4700

Fax number:

+34 91 531 9975

Email address:

Ezequiel Nieto - ezequiel.nieto@telefonica.es

Diego Maus - dmaus@telefonica.es

Dolores García - dgarcia@telefonica.es

Isabel Beltrán - i.beltran@telefonica.es

ir@telefonica.es

www.telefonica.es/accionistaseinversores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 16th, 2007	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer